As filed with the Securities and Exchange Commission on June 28, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BLOCKBUSTER INC.

(Exact name of Registrant as specified in its charter)

Delaware	52-1655102
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Edward B. Stead

Executive Vice President and General Counsel

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

(214) 854-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael D. Fricklas Executive Vice President, General Counsel and Secretary Viacom Inc. 1515 Broadway New York, NY 10036 (212) 258-6000	Stephen T. Giove Creighton O’M. Condon Christa A. D’Alimonte Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000	Alan J. Bogdanow Vinson & Elkins L.L.P. 3700 Trammell Crow Center 2001 Ross Avenue Dallas, TX 75201 (214) 220-7700

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Class A common stock, par value $0.01 per share	(4)	N/A	—	—
Class B common stock, par value $0.01 per share	(4)	N/A	—	—
TOTAL	1,000,000	N/A	$14,690,000.00	$1,861.22

(1)	Represents the current estimate of the maximum number of shares of class A common stock, par value $0.01 per share (the “Blockbuster class A common stock”), of Blockbuster Inc., a Delaware corporation (“Blockbuster”), and shares of class B common stock, par value $0.01 per share (the “Blockbuster class B common stock”), of Blockbuster which the selling stockholders may sell from time to time pursuant to this Registration Statement.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the “Securities Act”), based on $14.69, the average of the high and low sales prices of Blockbuster class A common stock as reported by The New York Stock Exchange on June 25, 2004. Because there is no trading market for Blockbuster class B common stock, the Blockbuster class A common stock is believed to be the most appropriate measure of the value of the securities to be sold hereunder for the purposes of calculating the filing fee.

(3)	Computed in accordance with Rule 457(c) under the Securities Act to be $1,861.22, which is equal to 0.0001267 multiplied by the proposed maximum aggregate offering price of $14,690,000.00.

(4)	Registered hereunder are an indeterminable number of shares of Blockbuster class A common stock and an indeterminable number of shares of Blockbuster class B common stock, the aggregate number of which is currently estimated to be 1,000,000 shares of Blockbuster common stock. The amount of shares of Blockbuster class A common stock and Blockbuster class B common stock to be registered hereunder will be determined prior to the time this Registration Statement is declared effective by the Securities and Exchange Commission.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On June 18, 2004, Blockbuster Inc. (“Blockbuster”) filed a Registration Statement on Form S-4 pursuant to which Viacom Inc. (“Viacom”), Blockbuster’s controlling stockholder, is offering to exchange shares of Blockbuster class A common stock and Blockbuster class B common stock that Viacom and its subsidiaries own for shares of Viacom class A common stock, par value $.01 per share, and Viacom class B common stock, par value $.01 per share, owned by Viacom’s stockholders. If the exchange offer does not result in the exchange of all of the shares of Blockbuster common stock that Viacom owns, as soon as practicable following the completion of the exchange offer, Viacom will distribute in a spin-off to its stockholders its remaining shares of Blockbuster class A and class B common stock, subject to certain limitations. In addition, Viacom has agreed to complete a spin-off under certain circumstances even if an exchange offer is not completed. For more information on the spin-off, see “The Company – Recent Developments – Split-Off” beginning on page 1 and “Agreements Between Viacom and Blockbuster and Other Related Party Transactions – Initial Public Offering and Split-Off Agreement” beginning on page 24. Pursuant to an amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has agreed to file this Registration Statement on Form S-3 to facilitate the public resale from time to time of the Blockbuster class A and class B common stock that may be received as a result of the spin-off transaction by Mr. Sumner M. Redstone, National Amusements, Inc. or any of its affiliates or Viacom or any of its affiliates if the spin-off transaction is effected.

In addition to the shares of Blockbuster class A and class B common stock that are the subject of the exchange offer, Viacom owns 3,600,352 shares of Blockbuster class A common stock, which Viacom has purchased over time in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to dispose of all of these shares prior to the completion of the exchange offer by contributing the shares to the Viacom Pension Plan and the CBS Combined Pension Plan. Pursuant to the amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has agreed to file a Registration Statement on Form S-3 in order to facilitate the public resale of these shares by the Viacom Pension Plan and the CBS Combined Pension Plan. Accordingly, concurrently with the filing of this Registration Statement, Blockbuster has filed a separate Registration Statement on Form S-3 providing for the offer and sale from time to time of any and all shares of Blockbuster class A common stock held by the Viacom Pension Plan and the CBS Combined Pension Plan following any such contribution.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JUNE 28, 2004

PRELIMINARY PROSPECTUS

[    ] Shares of Class A Common Stock

and

[    ] Shares of Class B Common Stock

of

BLOCKBUSTER INC.

The selling stockholders are offering to sell from time to time, at prices to be determined at the time of sale, [    ] shares of Blockbuster class A common stock and [    ] shares of Blockbuster class B common stock. Blockbuster will not receive any proceeds from the sale of the Blockbuster class A or class B common stock by the selling stockholders.

The shares of Blockbuster class A common stock are listed on The New York Stock Exchange under the symbol “BBI.” On June 25, 2004, the closing sale price of Blockbuster class A common stock was $14.68. Blockbuster intends to apply for the listing of shares of its class B common stock on The New York Stock Exchange. There is no historical trading market for Blockbuster class B common stock because Viacom has owned all of the issued and outstanding shares of Blockbuster class B common stock since their issuance. Shares of Blockbuster class A common stock are entitled to one vote per share. Shares of Blockbuster class B common stock are currently entitled to five votes per share, and after completion of the transactions described in this prospectus in the section entitled “The Company – Recent Developments – Split-Off” on page 1, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions – Initial Public Offering and Split-Off Agreement” beginning on page 24. As of the date of this prospectus, Blockbuster anticipates that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share.

Investing in the shares of Blockbuster class A and class B common stock involves risks which are described in the section entitled “Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

Blockbuster has not authorized anyone to give any information or make any representation about this offer that is different from, or in addition to, that contained in this prospectus and the registration statement of which it forms a part or in any of the materials that are incorporated by reference into this prospectus and the registration statement of which it forms a part. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by these documents are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in these documents does not extend to you. The information contained in this prospectus and the registration statement of which it forms a part (including the information incorporated by reference) speaks only as of the date of this prospectus and the registration statement of which it forms a part unless the information specifically indicates that another date applies.

As used in this prospectus and the registration statement of which it forms a part, unless the context requires otherwise, references to Viacom include Viacom Inc. and its consolidated subsidiaries, and references to Blockbuster include Blockbuster Inc. and its consolidated subsidiaries.

i

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the registration statement of which it forms a part and the documents incorporated by reference into these documents contain both historical and forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect Blockbuster’s current expectations concerning future results and events. Forward-looking statements generally can be identified by the use of statements that include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements concerning the contemplated special distribution or borrowings by Blockbuster pursuant to the new credit agreement, the exchange offer, the spin-off or agreements or arrangements relating to any of such matters or that describe Blockbuster’s objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause Blockbuster’s actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. There may be additional risks, uncertainties and factors that Blockbuster does not currently view as material or that are not necessarily known. Blockbuster cannot make any assurance that projected results or events will be achieved. The risk factors set forth in the section entitled “Risk Factors” beginning on page 4 and the matters discussed in the “Disclosure Regarding Forward-Looking Information” sections of Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which reports are incorporated herein by reference could, among others, affect future results, causing these results to differ materially from those expressed in Blockbuster’s forward-looking statements.

The forward-looking statements included and incorporated by reference in this prospectus are only made as of the date of the respective documents incorporated by reference herein or this prospectus, as applicable, and Blockbuster has no obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

See the sections entitled “Risk Factors” and “Where You Can Find More Information About Blockbuster” beginning on pages 4 and 41, respectively.

ii

THE COMPANY

Blockbuster is a leading global provider of in-home rental and retail movie and game entertainment, with approximately 8,900 stores in the United States, its territories and 25 other countries as of March 31, 2004. As of that date, Blockbuster operated approximately 7,100 of the stores, and its franchisees operated approximately 1,800 of the stores. In addition to operating stores under the BLOCKBUSTER® and BLOCKBUSTER VIDEO® brands, Blockbuster operates stores under other brands, such as XTRA – VISION® and MR. MOVIES®. Blockbuster’s specialty stores, or store–in–store concepts, use brands such as GAME RUSH™, GAMESTATION®, MOVIE TRADING CO.®, and RHINO VIDEO GAMES®. For more information, see Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which reports are incorporated by reference into this prospectus.

Recent Developments

Split-Off

On June 18, 2004, Blockbuster and Viacom, Blockbuster’s controlling stockholder, jointly announced the terms of the divestiture of Viacom’s interest in Blockbuster. The separation of Blockbuster from Viacom is referred to in this prospectus as the “split-off.” On June 18, 2004, Blockbuster filed a Registration Statement on Form S-4 pursuant to which Viacom is offering to exchange shares of Blockbuster class A common stock, par value $.01 per share, and Blockbuster class B common stock, par value $.01 per share, that Viacom and its subsidiaries own for shares of Viacom class A common stock, par value $.01 per share, and Viacom class B common stock, par value $.01 per share, owned by Viacom’s stockholders. In connection with the exchange offer, Viacom has agreed to convert [            ] shares of Blockbuster class B common stock on a one-for-one basis into shares of Blockbuster class A common stock such that, following the completion of the exchange offer, Blockbuster will have an equity capitalization that consists of approximately 60% Blockbuster class A common stock and approximately 40% Blockbuster class B common stock. In addition, prior to the commencement of the exchange offer, Blockbuster anticipates paying a pro rata special cash distribution of $5.00 per share (approximately $905 million in the aggregate) to its stockholders. In connection with the special distribution, Blockbuster intends to adjust its outstanding stock options, which allow employees and directors to purchase shares of Blockbuster class A common stock, because holders of stock options will not be entitled to receive the special distribution. This adjustment is intended to preserve the value of previously granted stock options and will include a pro rata increase to the number of outstanding stock options and a pro rata decrease in the related exercise price. These adjustments would result in an increase in the number of outstanding stock options of [    ] million.

If the exchange offer does not result in the exchange of all of the shares of Blockbuster common stock that Viacom owns, as soon as practicable following the completion of the exchange offer, Viacom will distribute in a spin-off to its stockholders its remaining shares of Blockbuster class A and class B common stock, except that once Viacom has distributed more than 80% of the total voting power of Blockbuster in the aggregate in the exchange offer and any spin-off, Viacom may elect not to distribute its remaining shares in a spin-off so long as such election would not result in an increase in the number of votes per share of Blockbuster class B common stock as compared to the number of votes each share of Blockbuster class B common stock would have had if such shares had been included in any spin-off, in each case after giving effect to the adjustment described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions – Initial Public Offering and Split-Off Agreement” beginning on page 24. This distribution by Viacom of its remaining Blockbuster common stock to its stockholders is referred to in this prospectus as the “spin-off.” In addition, Viacom has agreed to complete a spin-off under certain circumstances even if an exchange offer is not completed. For more information, see “Agreements Between Viacom and Blockbuster and Other Related Party Transactions – Initial Public Offering and Split-Off Agreement” beginning on page 24. Pursuant to an amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has agreed to file this prospectus and the registration statement of which it forms a part to facilitate the public resale from time to time of the Blockbuster class A and class B common stock that may be received as a result of the spin-off transaction by Mr. Sumner M. Redstone, National Amusements, Inc. or any of its affiliates or Viacom or any of its affiliates if the spin-off transaction is effected.

In addition to the shares of Blockbuster class A and class B common stock that are the subject of the exchange offer, Viacom owns 3,600,352 shares of Blockbuster class A common stock, which Viacom has purchased over time in the open market in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to dispose of all of these shares prior to the completion of the exchange offer by contributing the shares to the Viacom Pension Plan and the CBS Combined Pension Plan. Pursuant to the amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has agreed to file a registration statement on Form S-3 in order to facilitate the public resale of these shares by the Viacom Pension Plan and the CBS Combined Pension Plan. Accordingly, concurrently with the filing of this prospectus and the registration statement of which it forms a part Blockbuster has filed a separate registration statement on Form S-3 providing for the offer and sale from time to time of any and all shares of Blockbuster class A common stock held by the Viacom Pension Plan and the CBS Combined Pension Plan following any such contribution.

Amendments to Organizational Documents

Blockbuster’s board of directors has recommended that its stockholders approve certain amendments to its certificate of incorporation at its 2004 annual meeting, to be effective upon Viacom’s acceptance for exchange of shares of Viacom class A and class B common stock pursuant to the exchange offer. These amendments provide, among other things, that after completion of the transactions described above under “The Company – Recent Developments – Split-Off” on page 1, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions – Initial Public Offering and Split-Off Agreement” beginning on page 24. As of the date of this prospectus, Blockbuster anticipates that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. In addition, the amendments remove provisions relating to Viacom as a stockholder of Blockbuster and add other provisions that Blockbuster’s board of directors believes are advisable for a publicly traded company without a controlling stockholder. Viacom has agreed with Blockbuster that it will vote in favor of the Blockbuster charter amendments at Blockbuster’s 2004 annual meeting. Because Viacom controls 95.6% of the combined voting power of Blockbuster, Viacom, acting alone, will be able to approve the Blockbuster charter amendments. Blockbuster’s board of directors is also amending its bylaws to remove the provisions relating to Viacom as a stockholder of Blockbuster and to add other provisions that Blockbuster’s board of directors believes are advisable for a publicly traded company without a controlling stockholder. For a more complete description of the Blockbuster charter amendments and the amendments to Blockbuster’s bylaws, see the section entitled “Description of Capital Stock” beginning on page 32.

Composition of Board of Directors

Effective as of the time that Viacom owns shares representing not more than 50% of the total voting power of Blockbuster, the members of Blockbuster’s board of directors who are also directors or officers of Viacom will resign from Blockbuster’s board of directors. These individuals are: Sumner M. Redstone, Chairman of the Board of Directors and Chief Executive Officer of Viacom; Richard J. Bressler, Senior Executive Vice President and Chief Financial Officer of Viacom; Philippe P. Dauman, member of Viacom’s board of directors; and Michael D. Fricklas, Executive Vice President, General Counsel and Secretary of Viacom. In accordance with Blockbuster’s bylaws, these vacancies will be filled by a vote of the majority of the Blockbuster directors remaining in office and/or the authorized number of directors on Blockbuster’s board of directors will be reduced. As of the date of this prospectus, Blockbuster’s board of directors has not identified the individuals who will fill these vacancies or what changes, if any, it will make to the size of the board of directors.

New Blockbuster Credit Arrangement

Blockbuster has received a financing commitment for a new $1.45 billion credit agreement with a syndicate of lenders to be entered into prior to the payment of the special distribution, which will be secured by pledges of the stock of certain direct and indirect subsidiaries of Blockbuster. Blockbuster’s credit agreement is expected to be comprised of three facilities: (i) a seven-year $500 million revolving credit facility (of which up to $150 million will be reserved for a letter of credit provided by Blockbuster to support Viacom’s potential liabilities for certain lease obligations of Blockbuster, which is referred to in this prospectus as the “Viacom letter of credit”); (ii) a seven-year $200 million Term A Loan Facility; and (iii) a seven-year $750 million Term B Loan Facility. At the initial drawing, Blockbuster expects to borrow $950 million under the Term A and Term B Loan Facilities primarily for funding the special distribution. The financing commitment is subject to customary conditions, including satisfactory documentation and no material adverse change in Blockbuster. Blockbuster may also consider the public or private sale of debt securities in lieu of a substantial portion of the proposed Term A and Term B Loan

Facilities. For more information about our new credit agreement, see Note (1) of “Notes to Unaudited Pro Forma Consolidated Condensed Financial Information” on page 21 and “Risk Factors Relating to Blockbuster’s Business – The Terms of Blockbuster’s New Credit Agreement Will Impose Many Restrictions on Blockbuster. A Failure by Blockbuster to Comply With Any of These Restrictions Could Result in an Event of Default Under the New Credit Agreement” beginning on page 12.

New Employment Agreement with Chairman and CEO

In connection with the split-off and related transactions, Blockbuster entered into a new employment agreement with its chairman and chief executive officer, Mr. John F. Antioco, which provides for the issuance of restricted share units with an aggregate value of approximately $15.4 million. Approximately 1.0 million to 2.57 million restricted share units will be issued to Mr. Antioco based on the criteria outlined in the employment agreement. The restricted share units will be granted on the fifth trading day after the date of the split-off. Half of the restricted stock units vest on the second anniversary of the date of the split-off and the other half vest on the third anniversary of the date of the split-off. The vested restricted share units are payable in cash immediately after Mr. Antioco’s termination of employment or such later date as may be determined under the terms of the employment agreement at the average value of the Blockbuster class A and class B common stock on the date of termination. The terms of the new employment agreement also include an increase in Mr. Antioco’s annual salary totaling $0.4 million and $0.1 million for the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively, based upon the minimum amounts payable as set forth in the employment agreement. The employment agreement also calls for the issuance to Mr. Antioco of approximately 4.2 million to 5.0 million stock options for Blockbuster class A common stock. One-third of the options shall be granted on the fifth trading day after the split-off, one-third on the thirtieth day after the split-off and the final third shall be awarded on the sixtieth day after the split-off. The options vest ratably in three equal installments on the first, second and third anniversaries of the split-off.

New Blockbuster Director

On June 1, 2004, Mel Karmazin resigned as a director of Blockbuster. Effective as of June 2, 2004, Michael D. Fricklas, Executive Vice President, General Counsel and Secretary of Viacom, was elected by Blockbuster’s board of directors to fill the vacancy on Blockbuster’s board of directors resulting from Mr. Karmazin’s resignation.

Dismissal of Securities Lawsuit Against Blockbuster

In a lawsuit filed in 2003 and styled In re Blockbuster Inc. Securities Litigation, Blockbuster and certain directors and officers of Blockbuster were named as defendants. The consolidated amended complaint claimed violations of Section 10(b), Section 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934 for the time period between February 12, 2002 and December 17, 2002. The consolidated amended complaint generally alleged that the defendants made untrue statements of material fact and/or omitted to disclose material facts about the business and operations of Blockbuster. It also alleged that the value of Blockbuster’s common stock was therefore artificially inflated and that certain of the individual defendants sold shares of Blockbuster’s common stock at inflated prices. The plaintiffs sought unspecified compensatory damages. Blockbuster’s motion to dismiss was granted by the federal court and the consolidated amended complaint was dismissed in its entirety, partially with prejudice and partially without prejudice, by Memorandum Opinion and Order dated April 26, 2004. In analyzing the claims asserted, the court ruled that plaintiffs’ claims of nondisclosure were factually unsupported and deficient as a matter of law. To the extent the court did not dismiss plaintiffs’ claims with prejudice, the court gave plaintiffs the opportunity to replead certain claims. The plaintiffs did not file any amended complaint and, on June 2, 2004, the court entered a final judgment in favor of Blockbuster and dismissed all claims with prejudice.

Blockbuster’s principal executive offices are located at 1201 Elm Street, Dallas, Texas 75270 and its phone number is (214) 854-3000. Blockbuster maintains a website at www.blockbuster.com. Information contained in or accessible through Blockbuster’s website is not incorporated by reference into this prospectus and should not be considered a part hereof.

RISK FACTORS

You should consider carefully all of the information set forth or incorporated by reference in this prospectus and, in particular, the following risk factors in considering whether to invest in Blockbuster. If any of the events described below were to occur, Blockbuster’s business, prospects, financial condition, results of operations and/or cash flows could be materially adversely affected. In any such case, the price of shares of Blockbuster class A and/or class B common stock could decline, and you could lose all or part of your investment in Blockbuster.

In addition, for a discussion of additional uncertainties associated with (i) Blockbuster’s businesses and (ii) forward-looking statements in this prospectus, see the section entitled “Disclosure Regarding Forward-Looking Information” on page ii.

Risk Factors Relating to Blockbuster’s Business

Current Studio Pricing Policies Have Resulted in Increased Competition from Mass Merchant Retailers, Which Has Affected, and Will Continue to Affect, Consumer Rental and Purchasing Behavior. Blockbuster Cannot Control or Predict with Certainty Future Studio Decisions. Future Changes in Studio Pricing or Other Practices Could Negatively Impact Blockbuster’s Profitability

Studio pricing for movies released to home video retailers historically was based on whether or not a studio desired to promote a movie for both rental and sale to the consumer, or primarily for rental, from the beginning of the home video retailer distribution window. In order to promote a movie title for rental, the title would be released to home video retailers at a price that was too high to allow for an affordable sales price by the retailer to the consumer at the beginning of the home video retailer distribution window. As rental demand subsided, the studio would reduce pricing in order to then allow for reasonably priced sales to consumers. Currently, substantially all DVD titles are released at a price to the home video retailer that is low enough to allow for an affordable sales price by the retailer to the consumer from the beginning of the home video retailer distribution window. This sell-through pricing policy has led to increasing competition from other retailers, including mass merchants such as Wal-Mart, Best Buy, Circuit City and online retailers, who are able, due to the lower sell-through prices, to purchase DVDs for sale to consumers at the same time as traditional home video retailers, like Blockbuster, purchase both DVDs and VHS products for rental. In addition, some retailers sell movies at lower prices in order to increase overall traffic to their stores or businesses, and mass merchants may be more willing to sell at lower, or even below wholesale, prices because of their opportunity to move customers to higher dollar margin items, such as televisions. These factors have increased consumer interest in purchasing DVDs, which has reduced the significance of the VHS rental window.

Blockbuster believes that the increased consumer purchases are due in part to consumer interest in building DVD libraries of classic movies and personal favorites and that the studios will remain dependent on the traditional home video retailer to generate revenues for the studios from titles that are not classics or current box office hits. Blockbuster therefore believes the importance of the video rental industry to the studios will continue to be a factor in studio pricing decisions. However, Blockbuster cannot control or predict studio pricing policies with certainty, and Blockbuster cannot assure you that consumers will not, as a result of further decreases in studio sell-through pricing and/or sustained or further depressed pricing by competitors, increasingly desire to purchase rather than rent movies. Personal DVD libraries could also cause consumers to rent or purchase fewer movies in the future. Blockbuster’s profitability could, therefore, be negatively affected if, in light of any such consumer behavior, Blockbuster was unable to (i) grow its rental business, (ii) replace gross profits from generally higher-margin rentals with gross profits from increased sales of generally lower-margin sell-through product, or (iii) otherwise positively affect gross profits, such as through price increases or cost reductions. Blockbuster’s ability to achieve one or more of these objectives is subject to risks, including the risk that Blockbuster may not be able to compete effectively with other DVD retailers, some of whom may have competitive advantages such as the pricing flexibility described above or favorable consumer perceptions regarding value.

In any wholesale pricing environment, the extent of Blockbuster’s profitability is dependent on its ability to enter into arrangements with the studios that effectively balance cost considerations and the number of copies of a title stocked by Blockbuster. Each type of arrangement provides different advantages and challenges for Blockbuster. For example, Blockbuster has benefited from sell-through pricing of DVDs because the lower cost associated with DVD product has resulted in higher rental margins than product purchased under Blockbuster’s historical VHS revenue-sharing arrangements.

Blockbuster’s profitability could be negatively affected if studios were to make other changes in their wholesale pricing policies, which could include pricing rental windows for DVDs or expanded exploitation by studios of the international two-tiered pricing laws. In addition, Blockbuster cannot predict what use the studios might make of current or future alternative supply methods, such as downloading to stores or consumers, or what impact the use of such supply chain changes by Blockbuster or its competitors might have on Blockbuster’s profitability.

Blockbuster’s Video Business Could Lose a Competitive Advantage if the Movie Studios Were to Shorten or Eliminate the Home Video Retailer “Distribution Window” or Otherwise Adversely Change Their Current Practices With Respect to the Timing of the Release of Movies to the Various Distribution Channels

A competitive advantage that home video retailers currently enjoy over most other movie distribution channels, except theatrical release, is the early timing of the home video retailer “distribution window.” After the initial theatrical release of a movie, studios generally make their movies available to home video retailers (for rental and retail, including by mass merchant retailers) for specified periods of time. This distribution window is typically exclusive against most other forms of non-theatrical movie distribution, such as pay-per-view, video-on-demand, premium television, basic cable and network and syndicated television. The length of this exclusive distribution window for home video retailers varies, but has traditionally ranged from 45 to 60 days for domestic video retailers. Thereafter, movies are made sequentially available to television distribution channels.

Blockbuster’s business could be negatively affected if:

•	the home video retailer distribution windows were no longer the first following the theatrical release;

•	the length of the home video retailer distribution windows were shortened; or

•	the home video retailer distribution windows were no longer as exclusive as they are now;

because newly released movies would be made available earlier on these other forms of non-theatrical movie distribution. As a result, consumers would no longer need to wait until after the home video retailer distribution window to view a newly released movie on these other distribution channels. According to industry statistics, more movies are now being released to pay-per-view at the shorter end of the distribution window range than at the longer end. In addition, many of the major movie studios have entered into various ventures to provide video-on-demand or similar services of their own. Increased studio participation in or support of these types of services could impact their decisions with respect to the timing and exclusivity of the home video retailer distribution window.

Blockbuster believes that the studios have a significant interest in maintaining a viable home video retail industry. However, because the order, length and exclusivity of each window for each distribution channel is determined solely by the studio releasing the movie, Blockbuster cannot predict the impact, if any, of any future decisions by the studios. In addition, any consolidation or vertical integration of media companies to include both content providers and digital distributors could pose a risk to the continuation of the distribution window.

If the Average Sales Price for Blockbuster’s Previously Rented Product Is Not at or Above an Expected Price, Blockbuster’s Expected Gross Margins May Be Adversely Affected

To achieve Blockbuster’s expected revenues and gross margins, Blockbuster needs to sell its previously rented product at or above an expected price. If the average sales price of Blockbuster’s previously rented product is not at or above this expected price, Blockbuster’s revenues and gross margins may be adversely affected. At the same time, it is important that Blockbuster maximize its overall rental stream through its allocation of store space. Blockbuster may need to turn its inventory of previously rented product more quickly in the future in order to make room in its stores for additional DVDs or new initiatives. Therefore, Blockbuster cannot assure you that in the future it will be able to sell, on average, its previously rented product at or above the expected price.

Other factors that could affect Blockbuster’s ability to sell its previously rented product at expected prices include:

•	consumer desire to own the particular movie or game;

•	the amount of previously rented product or traded product available for sale by others to the public; and

•	changes in the price of retail product by the studios or changes by other retailers, particularly the mass merchants mentioned above.

In addition, Blockbuster’s sales of previously rented product, especially DVDs, compete with sales of newly released product that is priced for sell-through.

Blockbuster’s Financial Results Could Be Adversely Affected if Blockbuster Is Unable to Manage Its Retail Inventory Effectively or if Blockbuster Is Unable to Obtain or Maintain Favorable Terms from Its Suppliers

Blockbuster’s purchasing decisions are influenced by many factors, including predictions of consumer demand, gross margin considerations and supplier product return policies. While much of Blockbuster’s retail movie product in the United States, but not internationally, is returnable to vendors, the increased investment in inventory necessary to capitalize on the growing retail market increases Blockbuster’s exposure to excess inventories in the event anticipated sales fail to materialize. In addition, returns of Blockbuster’s games inventory, which is prone to obsolescence risks because of the nature of the industry, are subject to negotiation with vendors. The prevalence of multiple game platforms may make it more difficult for Blockbuster to accurately predict consumer demand with respect to video games. The nature of and market for Blockbuster’s products, particularly games and DVDs, also makes them prone to risk of theft and loss. Blockbuster’s operating results could suffer if it is not able to:

•	obtain or maintain favorable terms from its suppliers with respect to such matters as product returns;

•	maintain adequate copy depth to maintain customer satisfaction;

•	control shrinkage resulting from theft or loss; or

•	avoid significant inventory excesses that could force Blockbuster to sell products at a discount or loss.

Blockbuster Is Dependent on the Introduction and Supply of New and Enhanced Game Platforms and Software to Attract and Retain Its Video Game Customers

The home video game industry has traditionally been a hit-driven business characterized by short product lifecycles and frequent introduction of new products. Historically, the lifecycle for game platforms has been about five years, with a limited number of platforms achieving success at any given time. The industry typically grows with the introduction of new hardware platforms and games, but tends to slow prior to the introduction of new platforms, as consumers hold back their purchases in anticipation of new platform and game enhancements. Blockbuster’s video games business is, therefore, dependent on the introduction of new and enhanced game platforms and software in order to attract and retain its video game customers. Delays in introduction, slower than expected hardware or software shipments or any failure to obtain sufficient product from Blockbuster’s suppliers on favorable terms could negatively affect Blockbuster’s business or increase fluctuations in Blockbuster’s results of operations.

Piracy of the Products Blockbuster Offers or Disregard of Release Dates May Adversely Affect Its Operations

Although piracy is illegal, it is a real and significant threat to the home video industry. The development of technology, including digital copying and file compression, and the growing penetration of high-bandwidth Internet connections and ease of networking, increase the threat of piracy by making it easier to duplicate and widely distribute pirated content. Although piracy is a concern in the United States, it is having a more significant adverse affect on the home video industry in international markets. Blockbuster cannot assure you that movie studios and others with rights in the product will take steps to enforce their rights against piracy or that they will be successful in preventing the distribution of pirated content. Increases in piracy could continue to negatively affect Blockbuster’s revenues. In addition, when the studios’ distribution licensees disregard the studios’ release dates and release product to home video retailers other than Blockbuster before the release date, Blockbuster could be adversely affected. Blockbuster cannot assure you that the studios can or will control such distribution licensees, particularly international ones.

Blockbuster Cannot Predict the Impact that New or Improved Technologies or Video Formats, Alternative Methods of Product Delivery or Changes in Consumer Behavior Facilitated by These Technologies or Formats and Alternative Methods of Product Delivery May Have on Its Business

Advances in technologies such as video-on-demand, new video formats, downloading or alternative methods of product delivery or certain changes in consumer behavior driven by these or other technologies and methods of delivery could have a negative effect on Blockbuster’s business. In particular, Blockbuster’s business could be impacted if:

•	newly released movies were to be made widely available by the studios to these technologies or these formats at the same time or before they are made available to home video retailers for rental; and

•	these technologies or new formats were to be widely accepted by consumers.

The widespread availability of additional channels on satellite and digital cable systems may significantly reduce public demand for Blockbuster’s products. Advances in direct broadcast satellite and cable technologies may adversely affect public demand for video store rentals. If direct broadcast satellite and digital cable were to become more widely available and accepted, this could cause a smaller number of movies to be rented if viewers were to favor the expanded number of conventional channels and expanded content, including movies, specialty programming and sporting events, offered through these services. If this were to occur, it could have a negative effect on Blockbuster’s video store business. Direct broadcast satellite providers transmit numerous channels of programs by satellite transmission into subscribers’ homes. In addition, cable providers are taking advantage of digital technology to transmit many additional channels of television programs over cable lines to subscribers’ homes.

Because of the increased availability of channels, direct broadcast satellite and digital cable providers have been able to enhance their pay-per-view business by:

•	substantially increasing the number and variety of movies they can offer their subscribers on a pay-per-view basis; and

•	providing more frequent and convenient start times for the most popular movies.

If these enhanced pay-per-view services were to become more widely available and accepted, pay-per-view purchases could significantly increase. Pay-per-view allows the consumer to avoid trips to the video store for rentals and returns of movies, which also eliminates the chance they will incur additional costs for keeping a movie beyond its initial rental term. However, newly released movies are currently made available by the studios for rental prior to being made available on a pay-per-view basis. Pay-per-view also does not allow the consumer to start, stop and rewind the movie or fully control start times. Increases in the size of the pay-per-view market could lead to an earlier distribution window for movies on pay-per-view if the studios were to perceive this to be a better way to maximize their revenues.

Blockbuster’s video store business must compete with the availability of video-on demand and similar or other technologies, and alternative methods of delivery, which may significantly reduce the demand for Blockbuster’s products or otherwise negatively affect Blockbuster’s business. Any method for delivery of movies or games that serves as an alternative to obtaining that content in Blockbuster’s stores can impact its business. Examples of delivery methods that are currently available on a limited or test basis, but that could impact Blockbuster’s business, are video-on-demand, delivery by mail and online gaming. In addition, technological advances with personal video recorders and disposable DVDs could impact Blockbuster’s business.

Video-on-demand. Some digital cable providers and a limited number of Internet content providers have implemented technology referred to as video-on-demand. This technology transmits movies and other entertainment content on demand with interactive capabilities such as start, stop and rewind. In addition, some cable providers have introduced subscription video-on-demand, which allows consumers to pay a flat fee per month for access to a selection of content with fast-forward, stop and rewind capabilities. In addition to being available from most major cable providers in select markets, video-on-demand has been introduced over the Internet, as high-speed Internet access has greatly increased the speed and quality of viewing content, including feature-length movies, on personal computers. Blockbuster has previously tested an entertainment-on-demand service, which delivered video-on-demand to consumers’ television sets via digital subscriber lines and fiber optic connections, and Blockbuster conducts similar tests from time to time. The future of video-on-demand services, including services provided by Blockbuster, is uncertain. Video-on-demand could have a negative effect on Blockbuster’s video store business if:

•	video-on-demand could be profitably provided at a reasonable price; and

•	newly released movies were made available at the same time, or before, they were made available to the home video retailers for rental.

Delivery by mail. Some companies, including Blockbuster, offer consumers the ability to purchase or rent movies and games through the Internet, with delivery by mail. This includes various online rental subscription programs, which generally do not have extended viewing fees. The convenience offered by this method of product delivery, and the attractiveness to consumers of having no extended viewing fees, could reduce the number of consumers who obtain product from Blockbuster’s stores.

Disposable DVDs; personal video recorders. The technology exists for retailers to offer disposable DVDs, which would allow a consumer to view a DVD for an unlimited number of times during a specified period of time, at the end of which the DVD becomes unplayable as a result of chemistry technology. Another technology that could have an effect on Blockbuster’s video store business is the personal video recorder. A personal video recorder allows consumers to automatically and digitally record programs to create a customized television line- up for viewing at any time. This technology also enables consumers to pause, rewind, instant replay and playback in slow motion any live television broadcast. This technology is also increasingly being used to download movies in a form known as Subscriber Video on Demand. Blockbuster cannot predict the impact that these technologies will have on its business.

Blockbuster Could Incur Substantial Costs Defending Itself in any Suits Brought Against Blockbuster Asserting Patent or Other Intellectual Property Rights

Netflix, Blockbuster’s primary domestic competitor in online rental, recently stated that it had obtained a patent covering online rental subscription (U.S. Patent No. 6,584,450). While Blockbuster cannot predict with certainty the scope, validity and enforceability of this or any other patent, Blockbuster could nevertheless incur substantial costs in defending itself in any suits brought against Blockbuster asserting patent or other intellectual property rights. If the outcome of any such litigation were to be unfavorable to Blockbuster, its business and results of operations could be materially adversely affected. Blockbuster is not currently aware of any patent that it believes will materially adversely affect its ability to pursue its current and planned business operations.

Blockbuster Has Had Limited Experience with Certain New Customer Proposition Initiatives and Cannot Assure You When or if These or Future Initiatives Will Have a Positive Impact on Blockbuster’s Profitability

Blockbuster has implemented and will continue to implement initiatives that are designed to enhance efficiency and customer convenience in its stores, and Blockbuster is also continuing to test and implement initiatives such as in-store and online subscription-based rentals, games store-in-stores and trading concepts. The implementation of these and other similar initiatives in Blockbuster’s stores will involve significant investments by Blockbuster of time and money. Because Blockbuster has limited experience with such new initiatives, Blockbuster cannot assure you that they will be successful or profitable either over the short or long term, including success in retaining customers. Blockbuster’s ability to effectively and timely prioritize and implement its initiatives will also affect when and if they will have a positive impact on Blockbuster’s profitability.

Any Failure or Inadequacy of Blockbuster’s Information Technology Infrastructure Could Harm Its Business

The capacity, reliability and security of Blockbuster’s information technology hardware and software infrastructure and Blockbuster’s ability to expand and update this infrastructure in response to its growth and changing needs are important to the implementation of Blockbuster’s new customer proposition initiatives, as well as the operation of Blockbuster’s business generally. In connection with Blockbuster’s growth and to avoid technology obsolescence and enable future cost savings and customer enhancements, Blockbuster is continually updating its information technology infrastructure. In addition, Blockbuster intends to add new features and functionality to its products, services and systems that could result in the need to develop, license or integrate additional technologies. Blockbuster’s inability to add additional software and hardware or to upgrade its technology infrastructure could have adverse consequences, which could include the delayed implementation of Blockbuster’s new customer proposition initiatives, service interruptions, impaired quality or speed of the users’ experience and the diversion of development resources. Blockbuster’s failure to provide new features or functionality to its systems also could result in these consequences. Blockbuster may not be able to effectively upgrade and expand its systems, or add new systems, in a timely manner or to integrate smoothly any newly developed or purchased technologies with its existing systems. These difficulties could harm or limit Blockbuster’s ability to improve its business.

Newly Opened Stores May Adversely Affect the Profitability of Pre-Existing Stores

Blockbuster expects to open company-operated stores in markets where it already has significant operations in order to maximize its market share within these markets. Although Blockbuster has a store development approach that is designed to minimize the effect of newly opened stores on pre-existing stores, Blockbuster cannot assure you that these newly opened stores will not adversely affect the revenues and profitability of those pre-existing stores in any given market.

Blockbuster May Be Required to Make Lease Payments Related to Blockbuster Music Stores that Were Sold to Wherehouse Entertainment Inc., Which Is in Chapter 11 Bankruptcy

In October 1998, about 380 BLOCKBUSTER MUSIC™ stores were sold to Wherehouse Entertainment Inc., which is referred to in this prospectus as “Wherehouse.” Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. In connection with Blockbuster’s initial public offering, Blockbuster entered into an Initial Public Offering and Split-Off Agreement with Viacom, pursuant to which Blockbuster agreed to indemnify Viacom with respect to any amount paid under these guarantees. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 24. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guarantee expirations originally available in connection with the Wherehouse bankruptcy, Blockbuster estimated that it was contingently liable for approximately $36.0 million. Of this amount, Blockbuster recorded a reserve of $18.7 million during the fourth quarter of 2002, which represented Blockbuster’s estimate of the lease guarantee obligation at that time. During 2003, Blockbuster paid approximately $8.2 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, based upon Blockbuster’s most current information regarding the bankruptcy proceedings, Blockbuster reduced its reserve by $2.6 million, resulting in a remaining reserve balance of $7.9 million at March 31, 2004. Any payments Blockbuster is required to make under the guarantees in excess of its recorded reserve would negatively affect Blockbuster’s results of operations.

Blockbuster’s Business Model Is Substantially Dependent on the Functionality of Its Centralized Domestic and International Distribution Centers

Blockbuster’s domestic distribution system is centralized. This means that Blockbuster ships nearly all of the products to its U.S. company-operated stores through Blockbuster’s distribution center. If Blockbuster’s distribution center were to become non-operational for any reason, Blockbuster could incur significantly higher costs and longer lead times associated with distributing Blockbuster’s movies and other products to its stores. In international markets, there are a variety of distribution methodologies utilized with similar risks to those in the United States.

Blockbuster’s Financial Results Could be Negatively Impacted by any Impairment of Goodwill or Other Intangible Assets Required by SFAS 142

In accordance with SFAS 142, Blockbuster tests goodwill and other intangible assets for impairment during the fourth quarter of each year, and on an interim date should events occur or circumstances change that would require an interim impairment test. A downward revision in the fair value of a reporting unit could result in an impairment of goodwill under SFAS 142 and a non-cash charge would be required. Such a charge could have a significant effect on Blockbuster’s reported net income.

Blockbuster’s Financial Results Could be Negatively Impacted by the Application of Future Accounting Policies

Blockbuster’s financial results could be negatively impacted by the application of future accounting policies. For example, Blockbuster could be negatively impacted by the required adoption of new accounting pronouncements such as the Financial Accounting Standards Board Exposure Draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95, or pending legislation such as H.R. 3574, The Stock Option Accounting Reform Act.

Blockbuster Is Subject to Governmental Regulation Particular to the Retail Home Video Industry and Changes in U.S. or International Laws May Adversely Affect Blockbuster

Any finding that Blockbuster has been, or is, in noncompliance with respect to the laws affecting its business could result in, among other things, governmental penalties or private litigant damages, which could have a material adverse effect on Blockbuster. Blockbuster is subject to various international and U.S. federal and state laws that govern the offer and sale of Blockbuster’s franchises because Blockbuster acts as a franchisor. In addition, because Blockbuster operates video stores and develops new video stores, Blockbuster is subject to various international and U.S. federal and state laws that govern, among other things, the disclosure and retention of Blockbuster’s video rental records and access and use of its video stores by disabled persons, and are subject to various state and local advertising, consumer protection, licensing, zoning, land use, construction, environmental, health and safety, minimum wage and labor and other employment regulations. The international home video and video game industry varies from country to country due to, among other things, legal standards and regulations, such as those relating to foreign ownership rights; unauthorized copying; intellectual property rights; movie ratings, which in many countries are legal standards unlike the voluntary standards of the United States; labor and employment matters; trade regulation and business practices; franchising and taxation; and format and technical standards. Blockbuster’s obligation to comply with, and the effects of, the above governmental regulations are increased by the magnitude of Blockbuster’s operations.

There is also a significant amount of U.S. state and local and international regulation governing trading activities. As Blockbuster continues to develop its movie and games trading model, Blockbuster will incur additional costs to comply with these regulations. In addition, efforts to comply with these regulations could delay Blockbuster’s ability to implement its trading and games initiatives on its proposed schedule.

Changes in existing laws, including environmental and employment laws, adoption of new laws or increases in the minimum wage, may increase Blockbuster’s costs or otherwise adversely affect Blockbuster. For example, the repeal or limitation in the United States of the “first sale” doctrine for audiovisual works or for computer software made for limited purpose computers (or, conversely, the creation of a rental right vested in the copyright holder) would have an adverse impact in the United States on Blockbuster’s rental business. In August 2002, the U.S. Copyright Office released its study on the first sale doctrine in the digital age and determined that no changes were warranted. Similarly, the adoption or expansion of laws in any other country to allow copyright owners to charge retailers more for rental product than for sell-through product could have an adverse impact on Blockbuster’s rental business in that country.

Any Acquisitions Blockbuster Makes Involve a Degree of Risk

Blockbuster has in the past, and may in the future, engage in acquisitions to continue expansion of its domestic and international rental and retail presence. For example, during the past several years, Blockbuster made asset acquisitions of stores in the United States and in markets outside of the United States. In addition, during 2002, Blockbuster acquired all of the capital stock of the second largest games retailer in the United Kingdom and purchased the 51% interest that Blockbuster did not already own in its joint venture based in Italy. If these or any future acquisitions are not successfully integrated with Blockbuster’s business, its ongoing operations could be adversely affected. Additionally, acquisitions may not achieve desired profitability objectives or result in any anticipated successful expansion of the acquired businesses or concepts. Although Blockbuster reviews and analyzes assets or companies it acquires, such reviews are subject to uncertainties and may not reveal all potential risks. Additionally, although Blockbuster attempts to obtain protective contractual provisions, such as representations, warranties and indemnities, in connection with acquisitions, Blockbuster cannot assure you that it can obtain such provisions in its acquisitions or that they will fully protect Blockbuster from unforeseen costs of the acquisition.

As a Result of the Payment of the Special Distribution Blockbuster’s Leverage Will Increase and Blockbuster’s Ability to Make Payments on its Bank Debt will Depend on Blockbuster’s Future Operating Performance Which Will Depend on a Number of Factors That are Outside of Blockbuster’s Control

Blockbuster will incur additional debt of $950 million under its new credit agreement in order to pay the special distribution to its stockholders and to finance transaction costs and expenses in connection with the split-off and the special distribution. As of March 31, 2004, on a pro forma basis after giving effect to the special distribution and the borrowings under the new credit agreement, Blockbuster would have had total debt of approximately $1,108.8 million, or approximately [        ]% of Blockbuster’s total capitalization. In addition, Blockbuster would have outstanding the $150 million letter of credit provided by Blockbuster to support Viacom’s potential liabilities for certain lease obligations of Blockbuster and other letters of credit issued in the ordinary course of business. See the section entitled “Unaudited Pro Forma Consolidated Condensed Financial Information” beginning on page 18. Blockbuster’s debt service obligations with respect to this new debt will have an adverse impact on its earnings and cash flow for as long as the indebtedness is outstanding. This adverse effect on earnings and cash flow could negatively impact Blockbuster’s stock price.

Blockbuster’s ability to make principal and interest payments on its bank debt will depend on Blockbuster’s future operating performance, which will depend on a number of factors, many of which are outside Blockbuster’s control. The degree to which Blockbuster is leveraged could have other important consequences, including the following:

•	Blockbuster must dedicate a substantial portion of its cash flows from operations to the payment of its indebtedness, reducing the funds available for future working capital requirements, capital expenditures, acquisitions or other general corporate requirements;

•	some of Blockbuster’s borrowings are, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•	Blockbuster may be more highly leveraged than some of its competitors, which could place it at a competitive disadvantage;

•	Blockbuster may be more vulnerable to adverse economic and industry conditions; and

•	Blockbuster’s debt level could limit its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates.

Based upon current levels of operations and anticipated growth, Blockbuster expects to be able to generate sufficient cash flow to make all of the principal and interest payments when such payments are due under Blockbuster’s new credit agreement, but there can be no assurance that Blockbuster will be able to repay such borrowings.

The Terms of Blockbuster’s New Credit Agreement Will Impose Many Restrictions on Blockbuster. A Failure by Blockbuster to Comply With Any of These Restrictions Could Result in an Event of Default Under the New Credit Agreement

The terms of Blockbuster’s new credit agreement will contain a number of restrictive covenants that will impose significant operating and financial restrictions on Blockbuster, including restrictions on its ability to, among other things:

•	repurchase or redeem capital stock or subordinated indebtedness;

•	pay dividends or make distributions to stockholders;

•	incur or guarantee additional indebtedness;

•	create liens;

•	make investments; and

•	merge or consolidate with other companies or transfer all or substantially all of its assets.

Blockbuster’s new credit agreement will require it to maintain certain financial ratios, some of which may become more restrictive over time. As a result of these covenants and ratios, Blockbuster will be limited in the manner in which it can conduct its business, and may be unable to engage in favorable business activities or finance future operations or capital needs. Accordingly, these restrictions may limit Blockbuster’s ability to successfully operate its business.

A failure to comply with the covenants or financial ratios contained in Blockbuster’s new credit agreement could lead to an event of default. In the event of any default under Blockbuster’s new credit agreement, the lenders thereunder will not be required to lend any additional amounts to Blockbuster and could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, and require Blockbuster to apply all of its available cash to repay these borrowings. An acceleration of indebtedness under the new credit agreement would also likely result in an event of default under the terms of any other financing arrangement Blockbuster had outstanding at such time. If any or all of Blockbuster’s debt were to be accelerated, there can be no assurance that Blockbuster’s assets would be sufficient to repay such indebtedness in full.

Blockbuster’s Obligations Pursuant to the Initial Public Offering and Split-Off Agreement Relating to Certain Real Estate Leases Guaranteed by Viacom May Adversely Affect Blockbuster’s Ability to Negotiate Renewals or Modifications to a Subset of Such Leases

The Initial Public Offering and Split-Off Agreement between Blockbuster and Viacom, which is referred to in this prospectus as the “IPO Agreement,” imposes various restrictions and limitations on Blockbuster’s ability to renew or modify, in a manner that increases Viacom’s potential liability, a subset of the Blockbuster store leases guaranteed by Viacom, which could make it more difficult and expensive, and in some cases impossible, to renew or modify certain of these leases. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 24.

Blockbuster’s Obligations Pursuant to the IPO Agreement to Maintain a Letter of Credit in Favor of Viacom Will Reduce Blockbuster’s Borrowing Capacity

Pursuant to the IPO agreement, Blockbuster is obligated to provide at the date of payment of the special distribution a $150 million letter of credit for the benefit of Viacom to support Viacom’s potential liability for certain real estate lease obligations of Blockbuster. The Viacom letter of credit will reduce Blockbuster’s borrowing capacity under the terms of its new credit agreement by $150 million. Until the Viacom letter of credit or any renewal thereof is terminated, Blockbuster anticipates any future or additional lenders may treat Blockbuster’s letter of credit obligation as if it were outstanding indebtedness when assessing Blockbuster’s borrowing capacity. Furthermore, if Blockbuster is unable to renew or otherwise replace the Viacom letter of credit prior to its expiration as required by the IPO agreement, Viacom has the right to draw down the full amount of the Viacom letter of credit, which would cause Blockbuster to borrow funds under its new credit agreement to reimburse the letter of credit bank. In either case, any resulting reduction in borrowing capacity could restrict or prevent Blockbuster from being able to borrow amounts necessary to engage in favorable business activities, consummate strategic acquisitions or otherwise fund capital needs. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions—Initial Public Offering and Split-Off Agreement” beginning on page 24.

If Blockbuster Loses Key Senior Management or is Unable to Attract and Retain the Talent Required for its Business, its Operating Results Could Suffer

Blockbuster’s performance depends largely on the efforts and abilities of its members of senior management. These executives have substantial experience and expertise in Blockbuster’s business and have made significant contributions to its growth and success. The unexpected loss of services of one or more of these individuals could have an adverse effect on Blockbuster’s business. Blockbuster will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management-level employees. Blockbuster cannot assure you that it will be able to attract and retain personnel as needed in the future.

Risk Factors Relating to the Exchange Offer

After the Exchange Offer, Blockbuster Will No Longer Have Access to the Financial Strength and Resources of Viacom

As a Viacom subsidiary, Blockbuster has had access to Viacom’s financial strength and extensive network of business relationships with companies around the world. Blockbuster has drawn on this resource in developing its own relationships and contacts and in participating in Viacom’s relationships with third parties. After the completion of the exchange offer, Blockbuster will be an independent company and will no longer be able to benefit from Viacom’s financial strength and resources to the same extent that it could as a majority-owned subsidiary of Viacom.

In Connection with the Exchange Offer, Blockbuster Must Replace Services Provided by Viacom

Prior to Blockbuster’s initial public offering, Viacom and Blockbuster entered into a number of agreements whereby Viacom agreed to provide certain services to Blockbuster. In connection with the exchange offer, Viacom and Blockbuster are amending or have amended these agreements. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions” beginning on page 24 for a description of some of these agreements. Pursuant to an amended and restated transition services agreement, Viacom will no longer provide certain of these services as of the completion of the exchange offer and no longer provide certain other services as of 90 days following the completion of the exchange offer. Blockbuster cannot assure you that it will be able to obtain replacement services on acceptable terms, if at all, once these services are no longer provided by Viacom.

Change of Control Provisions in Blockbuster Contracts Could Adversely Impact Blockbuster

As a result of the completion of the exchange offer and any spin-off, more than 80% of the voting control of Blockbuster will be transferred. Under the terms of some of Blockbuster’s leases and other contracts, this transfer may constitute an assignment, or be considered a change of control, of Blockbuster. The failure to obtain consents under a material number of these contracts may adversely affect Blockbuster’s financial performance or results of operations.

The Historical Financial Information of Blockbuster May Not Be Indicative of Its Results as an Independent Company

The historical and pro forma financial information of Blockbuster presented in, or incorporated by reference into, this document may not necessarily reflect what the results of operations, financial condition and cash flows of Blockbuster would have been had it been an independent entity pursuing independent strategies during the periods presented. As a result, historical financial information is not necessarily indicative of future results of operations, financial condition and cash flows of Blockbuster.

A Trading Market May Not Develop for the Shares of Blockbuster Class B Common Stock, Which May Adversely Affect the Market Price

There is currently no trading market for Blockbuster class B common stock, and Blockbuster cannot assure you that one will develop or be sustained after the exchange offer. Blockbuster class A common stock is currently listed on the New York Stock Exchange under the symbol “BBI.” Blockbuster intends to apply for listing of the Blockbuster class B common stock on the New York Stock Exchange. Blockbuster cannot predict the prices at which the Blockbuster class A or class B common stock will trade after the exchange offer.

The Exchange Offer and Related Transactions Will Result in a Substantial Amount of Blockbuster Class A and Class B Common Stock Held by Viacom Entering the Market, Which May Adversely Affect the Market Price of Blockbuster’s Class A and Class B Common Stock. The Prior Performance of Blockbuster’s Class A Common Stock May Not Be Indicative of its Performance After the Exchange Offer

Previously, Blockbuster was a majority-owned subsidiary of Viacom and only approximately 37.1 million shares of Blockbuster class A common stock (or 20.5% of the total equity value of Blockbuster) were publicly traded. In addition to offering shares of Blockbuster class B common stock and class A common stock in the exchange offer, Viacom intends to dispose of approximately 3.6 million shares of Blockbuster class A common stock it acquired through open market purchases in order to maintain U.S. federal income tax consolidation with Blockbuster. Viacom intends to contribute all of these shares to the Viacom Pension Plan and the CBS Combined Pension Plan. Blockbuster has filed a shelf registration statement on Form S-3 in order to facilitate the public resale of these shares by the Viacom Pension Plan and the CBS Combined Pension Plan. Following the exchange offer and any such resales, assuming the exchange offer is fully subscribed, 100% of the total equity of Blockbuster will be publicly traded. The distribution of such a large number of shares of Blockbuster class A common stock and Blockbuster class B common stock could adversely affect the market prices of Blockbuster class A and class B common stock. In addition, prior performance of Blockbuster’s class A common stock may not be indicative of the performance of Blockbuster’s common stock after the exchange offer.

There May Be an Adverse Effect on the Price of Blockbuster Class A Common Stock Due to Disparate Voting Rights of Blockbuster Class A Common Stock and Blockbuster Class B Common Stock and, Possibly, Differences in the Liquidity of the Two Classes

The differential in the voting rights of Blockbuster class A and class B common stock could adversely affect the price of the Blockbuster class A common stock to the extent that investors or any potential future purchaser of Blockbuster common stock ascribe value to the superior voting rights of the Blockbuster class B common stock. The holders of Blockbuster class A and class B common stock generally have identical rights except that holders of Blockbuster class A common stock are entitled to one vote per share while holders of Blockbuster class B common stock are currently entitled to five votes per share. After completion of the transactions described in this prospectus in the section entitled “The Company – Recent Developments – Split-Off” on page 1, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions – Initial Public Offering and Split-Off Agreement” beginning on page 24. As of the date of this prospectus, Blockbuster anticipates that, following such reduction, each share of Blockbuster class B common stock will be entitled to two votes per share. Holders of Blockbuster class A and class B common stock are entitled to separate class votes on amendments to Blockbuster’s certificate of incorporation that would alter or adversely affect the powers, preferences or special rights of the shares of their respective classes. In addition, it is possible that differences in the liquidity between the two classes may develop, which could result in price differences.

Blockbuster’s Stock Price May Fluctuate Significantly Following the Split-Off, and You Could Lose All or Part of Your Investment as a Result

The price of Blockbuster class A and class B common stock may fluctuate significantly following the split-off as a result of many factors in addition to those discussed in the two preceding risk factors. These factors, some or all of which are beyond Blockbuster’s control, include:

•	actual or anticipated fluctuations in Blockbuster’s operating results;

•	changes in expectations as to Blockbuster’s future financial performance or changes in financial estimates of securities analysts;

•	success of Blockbuster’s operating and growth strategies;

•	investor anticipation of strategic and technological threats, whether or not warranted by actual events;

•	operating and stock price performance of other comparable companies; and

•	realization of any of the risks described in these risk factors.

In addition, the stock market recently has experienced extreme volatility that often has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of Blockbuster class A and class B common stock, regardless of Blockbuster’s actual operating performance.

Blockbuster’s Anti-takeover Provisions May Delay or Prevent a Change of Control of Blockbuster, Which Could Adversely Affect the Price of Blockbuster Class A and Class B Common Stock

The existence of some provisions in Blockbuster’s corporate documents and Delaware law may delay or prevent a change in control of Blockbuster, which could adversely affect the price of Blockbuster class A and class B common stock. Blockbuster’s certificate of incorporation and Blockbuster’s bylaws contain some provisions that may make the acquisition of control of Blockbuster more difficult, including provisions relating to the nomination, election and removal of directors, the structure of the board of directors and limitations on actions by Blockbuster stockholders. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between Blockbuster and any holder of 15% or more of its outstanding class A or class B common stock. See the section entitled “Description of Capital Stock” beginning on page 32 for a summary of these anti-takeover provisions.

The Tax Matters Agreement Prohibits Blockbuster from Engaging in Certain Corporate Transactions and Blockbuster May Not Have Adequate Funds to Perform its Indemnity Obligations Under this Agreement

Viacom and Blockbuster have entered into an amended and restated tax matters agreement, which requires, among other things, that, until two years after the completion of the exchange offer or, if applicable, the spin-off, Blockbuster cannot voluntarily enter into certain transactions, including certain merger transactions or transactions involving the sale of a significant amount of its capital stock or assets, without Viacom’s consent. In addition, Blockbuster has agreed under this tax matters agreement to indemnify Viacom for any tax liability incurred as a result of the failure of the exchange offer and, if applicable, the spin-off to qualify as a tax-free transaction due to a takeover of Blockbuster or any other transaction involving Blockbuster’s capital stock, assets or businesses, regardless of whether such transaction is within Blockbuster’s control. Blockbuster may not, however, have adequate funds to perform these indemnification obligations. These restrictions and potential liabilities may make Blockbuster less attractive to a potential acquiror and reduce the possibility that an acquiror will propose or seek to effect certain transactions with Blockbuster during the restricted two-year period. See the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions – Tax Matters Agreement” beginning on page 28.

USE OF PROCEEDS

Blockbuster will not receive any proceeds from the sale of Blockbuster class A or class B common stock by the selling stockholders.

UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION

Blockbuster’s unaudited pro forma consolidated condensed statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004, and the unaudited pro forma consolidated balance sheet as of March 31, 2004 have been prepared based on Blockbuster’s historical consolidated financial statements and accompanying notes included in Blockbuster’s Annual Report on Form 10-K for the year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which are incorporated herein by reference. This data is based on various assumptions and includes the adjustments explained in the accompanying notes. The unaudited pro forma consolidated condensed statements of operations assume that the pro forma events occurred as of January 1, 2003. The unaudited pro forma consolidated balance sheet assumes that the pro forma events occurred as of March 31, 2004.

The pro forma events include: (i) Blockbuster’s borrowing of $950 million under a new credit agreement and its payment of a special distribution to all of Blockbuster’s stockholders of $5.00 per share (approximately $905 million in the aggregate); (ii) conversion of Blockbuster class B common stock to Blockbuster class A common stock; (iii) Blockbuster’s new employment agreement with its chairman and chief executive officer, Mr. John F. Antioco; and (iv) Viacom’s split-off of Blockbuster.

Blockbuster’s unaudited pro forma consolidated condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the pro forma events described above in fact occurred as of the dates indicated or of the operating results or financial position that may be obtained in the future. Blockbuster believes the estimates and assumptions used to prepare its unaudited pro forma consolidated condensed financial information provide a reasonable basis for presenting the significant effects of the pro forma events discussed above, and that the pro forma adjustments give appropriate effect to the estimates and assumptions and are properly applied in Blockbuster’s unaudited consolidated condensed financial information.

This data should be read together with the Blockbuster historical consolidated financial statements and accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, which are incorporated herein by reference.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

At March 31, 2004

(in millions)

	Blockbuster Historical	Special Distribution(1)	Other Pro Forma Adjustments		Blockbuster Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$137.0	$35.6	$—		$172.6
Receivables, net	162.2	—	—		162.2
Merchandise inventories	417.5	—	—		417.5
Prepaid assets and other current assets	161.2	—	—		161.2

Total current assets	877.9	35.6	—		913.5

Rental library, net	347.1	—	—		347.1
Property and equipment, net	808.9	—	—		808.9
Intangibles, net	34.5	—	—		34.5
Goodwill	2,627.7	—	—		2,627.7
Other assets	51.6	16.0	—		67.6

	$4,747.7	$51.6	$—		$4,799.3

LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities:
Accounts payable	$464.2	$—	$—		$464.2
Accrued expenses	563.3	—	1.3	(4)	564.6
Payable to Viacom	29.0	—	—		29.0
Current portion of long-term debt	64.7	—	—		64.7
Current portion of capital lease obligations	20.8	—	—		20.8
Deferred taxes	3.3	—	—		3.3

Total current liabilities	1,145.3	—	1.3		1,146.6

Long-term debt	0.2	950.0	—		950.2
Capital lease obligations	73.1	—	—		73.1
Deferred taxes	47.2	—	(1.4	)(4)	45.8
Other liabilities	119.5	—	1.2	(4)	120.7

	1,385.3	950.0	1.1		2,336.4

Commitments and contingencies:

Stockholders’ Equity:
Preferred stock	—	—	—		—
Class A common stock	0.4	—	[	](2)	[	]
Class B common stock	1.4	—	[	](2)	[	]
Additional paid-in capital	6,225.9	(905.3)	2.1	(4)	5,329.6
		6.9
Retained deficit	(2,826.0)	—	(3.2	)(4)	(2,829.2)
Accumulated other comprehensive loss	(39.3)	—	—		(39.3)

Total stockholders’ equity	3,362.4	(898.4)	(1.1)		2,462.9

	$4,747.7	$51.6	$—		$4,799.3

The accompanying notes are an integral part of this

unaudited pro forma consolidated balance sheet.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)

	Three Months Ended March 31, 2004
	Blockbuster Historical	Special Distribution (1)	Other Pro Forma Adjustments (2)	Blockbuster Pro Forma
Revenues	$1,503.1	$—	$—		$1,503.1
Cost of sales	579.5	—	—		579.5

Gross profit	923.6	—	—		923.6

Selling, general and administrative expenses	739.1	—	4.2		743.3
Depreciation	59.1	—	—		59.1
Amortization of intangibles	0.5	—	—		0.5

	798.7	—	4.2		802.9

Operating income	124.9	—	(4.2)		120.7
Interest expense and other items, net	(4.5)	(12.6)	—		(17.1)

Income before income taxes	120.4	(12.6)	(4.2)		103.6
Benefit (provision) for income taxes(3)	(7.8)	4.9	1.6		(1.3)

Income before cumulative effect of change in accounting principle(4)	$112.6	$(7.7)	$(2.6)		$102.3

Income before cumulative effect of change in accounting principle per share:
Basic	$0.62				$0.57

Diluted	$0.62	[ ]		$	[	]

Weighted average shares:
Basic	181.0				181.0

Diluted	182.0	[ ]			[	]

	Year Ended December 31, 2003
	Blockbuster Historical	Special Distribution (1)	Other Pro Forma Adjustments (2)	Blockbuster Pro Forma
Revenues	$5,911.7	$—	$—	$5,911.7
Cost of sales	2,389.8	—	—	2,389.8

Gross profit	3,521.9	—	—	3,521.9

Selling, general and administrative expenses	2,804.3	—	16.6	2,820.9
Depreciation	255.5	—	—	255.5
Impairment of goodwill and other long-lived assets	1,304.9	—	—	1,304.9
Amortization of intangibles	2.4	—	—	2.4

	4,367.1	—	16.6	4,383.7

Operating loss	(845.2)	—	(16.6)	(861.8)
Interest expense and other items, net	(30.4)	(50.2)	—	(80.6)

Loss before income taxes	(875.6)	(50.2)	(16.6)	(942.4)
Benefit (provision) for income taxes(3)	(103.2)	19.5	6.4	(77.3)
Equity in loss of affiliated companies, net of tax	(0.7)	—	—	(0.7)

Loss before cumulative effect of change in accounting principle(4)	$(979.5)	$(30.7)	$(10.2)	$(1,020.4)

Loss before cumulative effect of change in accounting principle per share – basic and diluted	$(5.44)			$(5.67)

Weighted average shares – basic and diluted	180.1			180.1

The accompanying notes are an integral part of these

unaudited pro forma consolidated condensed statements of operations.

NOTES TO UNAUDITED PRO FORMA

CONSOLIDATED CONDENSED FINANCIAL INFORMATION

(1)	Special Distribution

The adjustments to the unaudited pro forma consolidated balance sheet reflect the payment of the special distribution to all of Blockbuster’s stockholders in the amount of $5.00 per share (approximately $905 million in the aggregate). The special distribution will be funded by $950 million in borrowings under a new $1.45 billion credit agreement to be entered into with a syndicate of lenders. The agreement will be comprised of three facilities: (i) a seven-year $500 million revolving credit facility (of which $150 million will be reserved for the Viacom letter of credit); (ii) a seven-year $200 million Term A Loan Facility; and (iii) a seven-year $750 million Term B Loan Facility. The facilities will bear interest equal to LIBOR plus an applicable margin which will vary based on specified leverage ratios. For purposes of calculating the pro forma interest expense, 3.10% was used as the assumed interest rate on one-half of the initial borrowings. These pro forma financial statements assume that Blockbuster will enter into a seven-year interest rate swap with a notional amount of $475 million, which will convert one-half of the combined borrowings on the variable rate Term A and Term B Loan Facilities to fixed rate debt bearing interest at 6.89%.

The borrowing availability under the revolving credit facility will be automatically reduced in equal quarterly installments aggregating 10% of the revolving credit commitment in each of years four through six, and one final installment of 70% at the end of year seven. The Term A Loan Facility will be payable in equal quarterly installments aggregating 15% of the original principal balance in each of the years two through five, and 20% in years six and seven. The Term B Loan Facility will be payable in equal quarterly installments aggregating 1% of the original principal balance in each of years two through four, 10% in years five and six, and 77% in year seven. The Term Loans are subject to mandatory prepayments from a portion of proceeds from assets sale and proceeds from certain future debt issuances. The new credit agreement includes financial covenants such as fixed charge coverage ratios and total leverage ratios. The facilities are secured by a pledge of stock of significant subsidiaries of Blockbuster, and are guaranteed by the domestic subsidiaries of Blockbuster. The facilities also include commitment fees on the unused portion of the revolving credit facility not subject to letters of credit and commission and fronting fees on letters of credit.

In connection with these borrowings, Blockbuster expects to recognize approximately $16.0 million in deferred financing costs and to use the remaining $35.6 million in borrowings as cash for working capital and general corporate purposes. Viacom has agreed to reimburse Blockbuster for approximately $6.9 million of the deferred financing costs. This reimbursement has been reflected as a capital contribution in the unaudited pro forma consolidated balance sheet assuming that debt issuance costs were incurred on January 1, 2003.

The adjustments to interest expense in the unaudited pro forma consolidated condensed statements of operations reflect interest expense and the amortization of deferred financing costs on the new credit agreement. The estimate of additional interest expense is presented as if the borrowing occurred on January 1, 2003. The amortization of deferred financing costs is presented as if the financing costs were incurred on January 1, 2003 and amortized over the term of the agreement using the effective interest method. The summary of interest expense and amortization of deferred financing costs is as follows:

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Interest expense	$47.4	$11.9
Amortization of deferred financing costs	2.8	0.7

Pro forma adjustment to interest expense	$50.2	$12.6

An increase of 1/8 of 1% in the interest rate on the variable portion of the debt would have increased interest expense by approximately $590,000 and $150,000 for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

In connection with the special distribution, Blockbuster intends to adjust its outstanding stock options which allow employees and directors to purchase shares of Blockbuster class A common stock. The adjustment would include a pro rata increase to the number of outstanding stock options and a pro rata decrease in the related exercise price. These adjustments would result in an increase in the number of outstanding stock options of [    ] million. The anticipated impact of this adjustment has been reflected in the Blockbuster pro forma “Weighted average shares – diluted” and, as a result, the Blockbuster pro forma “Net income per share – diluted.”

(2)	Other Pro Forma Adjustments

The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect the following:

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Increased selling, general and administrative expenses from discontinuation of Viacom services	$9.8	$2.5
New employment agreement:
—Compensation expense for the vesting of restricted stock units	6.4	1.6
—Increased salary	0.4	0.1

Pro forma adjustment to selling, general and administration expenses	$16.6	$4.2

Viacom has historically provided Blockbuster certain services pursuant to a transition services agreement and has paid insurance premiums on behalf of Blockbuster for certain policies, subject to reimbursement by Blockbuster for these policies. The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect Blockbuster’s estimate of additional general and administrative expenses resulting primarily from the discontinuation of these arrangements totaling $9.8 million and $2.5 million for the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively.

In connection with the split-off and related transactions, Blockbuster entered into a new employment agreement with its chairman and chief executive officer, Mr. John F. Antioco. The adjustments to the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated condensed statements of operations reflect the issuance of restricted share units with an aggregate value of approximately $15.4 million. Approximately 1.0 million to 2.57 million restricted share units will be issued to Mr. Antioco based on the criteria outlined in the employment agreement. The restricted share units will be granted on the fifth trading day after the date of the split-off. Half of the restricted stock units vest on the second anniversary of the date of the split-off and the other half vest on the third anniversary of the date of the split-off. The vested restricted share units are payable in cash immediately after Mr. Antioco’s termination of employment or such later date as may be determined under the terms of the employment agreement at the average value of the Blockbuster class A and class B common stock on the date of termination. The adjustments to the pro forma consolidated condensed statements of operations reflect compensation expense related to the vesting of the restricted share units of $6.4 million and $1.6 million for the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively. The adjustments to the pro forma consolidated condensed statements of operations also include an increase in Mr. Antioco’s annual salary totaling $0.4 million and $0.1 million for the year ended December 31, 2003 and the first quarter ended March 31, 2004, respectively, based upon the minimum amounts payable as set forth in the employment agreement. The employment agreement also calls for the issuance to Mr. Antioco of approximately 4.2 million to 5.0 million stock options for Blockbuster class A common stock. One-third of the options shall be granted on the fifth trading day after the split-off, one-third on the thirtieth day after the split-off and the final third shall be awarded on the sixtieth day after the split-off. The options vest ratably in three equal installments on the first, second and third anniversaries of the split-off. These restricted stock units are accounted for in accordance with the variable plan accounting provisions of APB 25.

The adjustments to the unaudited pro forma consolidated balance sheet also reflect the conversion of shares of Blockbuster class B common stock to Blockbuster class A common stock in connection with the exchange offer. Prior to the conversion, 37.1 million shares of Blockbuster class A common stock and 144.0 million shares of Blockbuster class B common stock were outstanding. After the conversion, [            ] million shares of Blockbuster class A common stock and [            ] million shares of Blockbuster class B common stock will be outstanding.

(3)	Income Tax Expense (Benefit)

The adjustments to the unaudited pro forma consolidated condensed statements of operations reflect the income tax benefit associated with the adjustments described in footnotes (1) and (2) at Blockbuster’s domestic marginal tax rate of 38.9%.

(4)	Non-Recurring Charges

Excluded from the unaudited pro forma consolidated condensed statements of operations are one time, non-recurring charges directly associated with the split-off and related transactions that do not affect future results of operations. The charges are summarized below:

Pro forma adjustments to accrued liabilities:
Legal, accounting and business advisory fees	$1.0
Costs to notify employees of changes to Blockbuster stock option plans	0.3
Pro forma adjustments to other non-current liabilities:
Assumption of certain pension liabilities	0.8
Assumption of the liability for a self-funded long-term disability program	0.4
Pro forma adjustment to additional paid-in capital:
Modification of Viacom options held by Blockbuster employees	2.1

4.6
Applicable income taxes	(1.4)

Pro forma adjustment to retained deficit	$3.2

The Senior Executive Compensation Committee of Blockbuster’s board of directors has approved in concept a plan to offer to its employees holding Blockbuster stock options the opportunity, at each optionholder’s election, to exchange all, but not less than all, of their options for restricted stock of Blockbuster. However, optionholders with minimal holdings will likely be offered cash in lieu of restricted stock. A majority of the currently outstanding Blockbuster stock options have exercise prices in excess of Blockbuster’s current stock price. The restricted stock exchange offer is intended to retain and motivate key employees as Blockbuster works toward implementing its new initiatives. Blockbuster expects that, upon completion, the restricted stock exchange offer would reduce the potential additional dilution created by the stock option adjustment referred to in Note 1.

The restricted stock exchange offer would result in a significant non-cash compensation charge to Blockbuster in future periods. The current estimate of this non-cash compensation charge to Blockbuster, assuming the restricted stock exchange offer is fully subscribed, is approximately $80 to $100 million in the aggregate. The non-cash compensation charge would be recognized over a vesting period of two to three years depending upon the final terms of the restricted stock exchange offer.

Blockbuster anticipates that the restricted stock exchange offer would take place after the split-off, but not necessarily after any spin-off. The specific timing and final terms of the restricted stock exchange offer will be determined by Blockbuster’s Senior Executive Compensation Committee.

AGREEMENTS BETWEEN VIACOM

AND BLOCKBUSTER AND OTHER RELATED PARTY TRANSACTIONS

Blockbuster entered into certain agreements with Viacom in connection with Blockbuster’s initial public offering in August 1999 and a then-contemplated split-off and, on June 18, 2004, Blockbuster and Viacom entered into certain agreements and amended and restated agreements in connection with the exchange offer (referred to in this prospectus as the “separation agreements”). The separation agreements govern certain relationships between Blockbuster and Viacom relating to the split-off. Certain of these separation agreements are described below in this section.

Initial Public Offering and Split-Off Agreement

General. On June 18, 2004, Blockbuster entered into an amended and restated initial public offering and split-off agreement with Viacom, which is referred to in this prospectus as the “IPO agreement.” The IPO agreement governs Blockbuster’s and Viacom’s respective rights and duties with respect to certain offerings of Blockbuster class A and class B common stock and other securities, including a split-off of Blockbuster or a similar transaction. In addition, the IPO agreement sets forth certain covenants to which Viacom and Blockbuster have agreed for various periods following Blockbuster’s initial public offering and certain other provisions that are applicable to a split-off.

Disposition of Control. Viacom has agreed that, if Blockbuster pays the special distribution, Viacom will (1) use commercially reasonable efforts to promptly dispose of 80% or more of the aggregate voting power of Blockbuster’s outstanding capital stock, which is referred to in this prospectus as “control of Blockbuster,” in a split-off exchange offer or in a split-off exchange offer in combination with a spin-off or (2) if it has not disposed of control of Blockbuster pursuant to clause (1), that it will dispose of control of Blockbuster in a spin-off, in either case prior to the earlier of (a) the 12-month anniversary of the date on which Viacom receives its pro rata share of the special distribution and (b) September 30, 2005. Viacom is also subject to further contractual requirements regarding disposition of its shares of class B common stock and converted class A common stock, as described below under the caption “Conversion of Blockbuster Class B Common Stock.” Viacom, however, will not be required to, but may at its option, engage in any disposal and Viacom’s obligations under this provision of the IPO agreement terminate if, at any time after the date on which Viacom receives its pro rata share of the special distribution, any of a number of conditions set forth in the IPO Agreement occurs. In addition, the IPO agreement provides that even if Blockbuster pays the special distribution, Viacom will not be obligated to use commercially reasonable efforts to dispose of control of Blockbuster if, at any time prior to the declaration of the special distribution by Blockbuster’s board of directors, Viacom notifies Blockbuster in writing that it does not intend to proceed with the disposition of its control of Blockbuster.

Conversion of Blockbuster Class B Common Stock. Blockbuster and Viacom have agreed to certain provisions related to Blockbuster’s equity capitalization.

•	Blockbuster Equity Capitalization and Voting Power of Blockbuster Class B Common Stock Following the Exchange Offer. If, immediately prior to the expiration of the exchange offer, Viacom beneficially owns less than 80% of the economic value of Blockbuster, then prior to the expiration of the exchange offer and subject to the adjustment described below, Viacom will convert shares of Blockbuster class B common stock on a one-for-one basis into shares of Blockbuster class A common stock such that, following the conversion, 40% of Blockbuster’s “total common stock outstanding” will be Blockbuster class B common stock, and 60% of Blockbuster’s “total common stock outstanding” will be Blockbuster class A common stock. Immediately prior to the expiration of the exchange offer, Viacom will confirm (based upon information provided by Blockbuster about its capital structure) that it would, assuming the exchange offer is fully subscribed and shares of Blockbuster class B common stock are so converted, be distributing 80% or more of the aggregate voting power of Blockbuster. For purpose of this determination, the following quotient must be greater than 0.80:

tentative class B common stock votes plus tentative converted class A common stock outstanding pro forma class A common stock outstanding plus tentative class B common stock votes plus tentative converted class A common stock outstanding

If this quotient is less than or equal to 0.80, then the percentage of Blockbuster’s total common stock outstanding following the conversion (which would occur immediately prior to completion of the exchange offer) that will be Blockbuster class B common stock will be increased from 40%, in 1% increments, until this quotient is greater than 0.80. The number of shares of Blockbuster class B common stock that Viacom will convert into shares of Blockbuster class A common stock will be decreased accordingly.

One business day following the later of (1) the closing settlement date of the exchange offer and (2) unless Viacom elects not to do a spin-off, the closing settlement date of any subsequent spin-off, Viacom will determine whether Viacom has distributed control of Blockbuster. For purpose of this determination, the following quotient must be greater than 0.80:

tentative class B common stock votes plus tentative converted class A common stock outstanding modified pro forma class A common stock outstanding plus tentative class B common stock votes plus tentative converted class A common stock outstanding

If this quotient is greater than 0.80, then in accordance with the IPO agreement and Blockbuster’s amended certificate of incorporation, the number of votes per share of Blockbuster class B common stock will be decreased from 5.0, in 0.5 vote increments, until such quotient is greater than 0.80 but cannot be decreased any further by a 0.5 increment without such quotient going below 0.80. In no event will the number of votes per share of Blockbuster class B common stock be decreased below two votes per share.

For purposes of these calculations:

“Modified pro forma class A common stock outstanding” means, without duplication, (1) the number of shares of Blockbuster class A common stock (including any restricted shares) outstanding, plus (2) the number of shares of Blockbuster class A common stock to be issued to settle previously exercised employee stock options, plus (3) 14 million shares of restricted Blockbuster that may be issued pursuant to an exchange offer for Blockbuster’s stock options, plus (4) the number of shares of restricted stock or stock units that may be settled in Blockbuster common or preferred stock which have been granted to Blockbuster’s chairman and chief executive officer, but only to the extent an election pursuant to Section 83(b) of the Internal Revenue Code has been made or there is a commitment by Blockbuster to accelerate the vesting of such restricted stock or stock units other than pursuant to the terms of the employment agreement under which they were granted.

“Pro forma class A common stock outstanding” means (1) the number of shares of Blockbuster class A common stock (including any restricted shares) outstanding, plus (2) the number of shares of Blockbuster class A common stock to be issued to settle previously exercised employee stock options, plus (3) the number of shares of Blockbuster class A common stock issuable pursuant to specified employee stock options, plus (4) 14 million shares of restricted stock that may be issued pursuant to a restricted stock exchange offer, plus (5) an amount of not more than 30,000 shares of Blockbuster class A common stock that may be issued to directors as directors’ fees plus (6) an amount of not more than 20,000 shares of Blockbuster class A common stock that may be issued under Blockbuster’s Chairman’s Award Plan, plus (7) the number of restricted stock or stock units that may be settled in Blockbuster common or preferred stock which have been granted to Blockbuster’s chairman and chief executive officer, but only to the extent an election pursuant to Section 83(b) of the Internal Revenue Code has been made or there is a commitment by Blockbuster to accelerate the vesting of such restricted stock or stock units other than pursuant to the terms of the employment agreement under which they were granted, plus (8) the number of shares of Blockbuster common or preferred stock issuable in settlement of all other existing obligations.

“Total common stock outstanding” means the sum (measured as of the date of Blockbuster’s capital structure notice preceding the commencement of the exchange offer, and not the completion of the exchange offer) of (1) the number of shares of Blockbuster class A common stock outstanding (including any restricted shares), (2) the number of shares of Blockbuster class A common stock to be issued to settle previously exercised employee stock options, (3) 144 million (the number of shares of Blockbuster class B common stock outstanding and owned by Viacom at the commencement of the exchange offer) and (4) the number of shares (if any) issued to Viacom or its affiliates pursuant to the provision of the IPO agreement under which Blockbuster granted Viacom International Inc. a continuing option, assignable to Viacom and any of its subsidiaries, to purchase, under specified circumstances, additional shares of Blockbuster’s class B common stock or any shares of Blockbuster’s nonvoting capital stock.

“Tentative class B common stock votes” means 5 multiplied by 40% of the total common stock outstanding.

“Tentative converted class A common stock outstanding” means 144 million less 40% of the total common stock outstanding.

•	Alternative Blockbuster Equity Capitalization and Voting Power of Blockbuster Class B Common Stock Following the Exchange Offer. If, immediately prior to the expiration of the exchange offer, Viacom beneficially owns 80% or more of the economic value of Blockbuster, Viacom will amend the terms of the exchange offer to provide that it will convert shares of Blockbuster class B common stock on a one-for-one basis into shares of Blockbuster class A common stock such that, following the completion of the amended exchange offer, 20% of Blockbuster’s “total common stock outstanding” will be Blockbuster class B common stock, and 80% of Blockbuster’s “total common stock outstanding” will be Blockbuster class A common stock. Adjustments will be made to these percentages, and to the number of votes per share of Blockbuster class B common stock, that are similar to those described above, except that the number of votes per share of Blockbuster class B common stock will not be lower than three votes per share.

•	Related Covenants. In connection with these provisions, Viacom and Blockbuster have agreed to the following:

•	Viacom’s Disposition of Blockbuster Class B Common Stock and Commitment to Complete Spin-Off. Viacom has agreed with Blockbuster not to sell, transfer or otherwise dispose of any shares of Blockbuster class B common stock or converted class A common stock other than pursuant to the exchange offer or a spin-off distribution to Viacom’s stockholders (which may or may not be preceded by an exchange offer). Viacom has agreed with Blockbuster that if it completes the exchange offer, Viacom will distribute in a spin-off to its stockholders as soon as practicable all its remaining shares of Blockbuster class B common stock and converted class A common stock. However, if Viacom distributes more than 80% of the aggregate voting power of Blockbuster’s outstanding capital stock in the exchange offer or a subsequent spin-off, Viacom may elect not to distribute its remaining shares in a spin-off, so long as such election would not result in an increase in the number of votes per share of Blockbuster class B common stock as compared to the number of votes each share of Blockbuster class B common stock would have had if such shares had been included in a spin-off, in each case after giving effect to the adjustment described above.

•	Restrictions on Issuances of Blockbuster Stock. Blockbuster has agreed that it will not (1) authorize, grant or issue any shares of common or preferred stock or any restricted stock units that may be settled in Blockbuster common or preferred stock, except with respect to (a) the exercise of certain employee stock options, (b) up to 14 million shares of Blockbuster class A common stock pursuant to a restricted stock exchange offer, (c) up to 20,000 shares of Blockbuster class A common stock pursuant to Blockbuster’s Chairman’s Award Plan, (d) up to 30,000 shares of Blockbuster class A common stock that may be issued to directors as director’s fees, (e) restricted stock or stock units that could be settled in Blockbuster common or preferred stock awarded to Blockbuster’s chairman and chief executive officer, (f) shares issued to settle certain other stock obligations and (g) shares issued pursuant to the provision of the IPO agreement under which Blockbuster granted Viacom International Inc. a continuing option, assignable to Viacom and any of its subsidiaries, to purchase, under specified circumstances, additional shares of Blockbuster’s class B common stock or any shares of Blockbuster nonvoting capital stock, (2) accelerate the vesting of certain employee stock options and (3) grant stock options that will become exercisable before the termination of this covenant.

•

Blockbuster Optionholder Agreements. Blockbuster has agreed to use commercially reasonable efforts to have its executive officers (within the meaning of Section 16 of the Securities Exchange Act of 1934) agree not to exercise employee stock options from four business days prior to the commencement of the exchange offer, until the termination of the covenants described in this section. The executive officers will not be restricted from exchanging their employee stock options for shares of restricted stock pursuant to a stock option exchange program.

•	Termination of Covenants. The covenants described in this section will terminate upon the earliest of (1) the date on which the number of votes per share of Blockbuster class B common stock are adjusted as described above, (2) the date on which Viacom elects not to proceed with an exchange offer or spin-off as a result of certain obligations described in the IPO agreement having terminated, (3) the 12-month anniversary of the distribution date of the special distribution and (4) September 30, 2005.

Covenants. Blockbuster and Viacom have agreed to the following:

•	Real Estate Matters. Blockbuster has agreed to use reasonable efforts consistent with past practice to terminate, cancel, replace or substitute Viacom and its affiliates’ guarantees of certain of Blockbuster’s store leases. Blockbuster has also agreed to limit its ability to renew certain guaranteed leases early, to amend or modify guaranteed leases in a manner that increases Viacom’s liability over a limited basket and to endeavor to obtain similar commitments from assignees of guaranteed leases. Blockbuster has further agreed to provide to Viacom, at Viacom’s expense, the Viacom letter of credit in an amount not to exceed $150 million or, if lower, 75% of the fully-loaded lease obligations under all guaranteed leases, drawable in the event that Viacom or its affiliates are required to make payments in respect of any guaranteed leases, or if Blockbuster fails to provide a replacement letter of credit within 15 business days prior to expiration of the then current Viacom letter of credit.

•	Non-D&O Insurance Matters. Viacom and Blockbuster have agreed that insurance coverage provided by one to the other will cease after the split-off occurs. Ceasing coverage will not affect Viacom and Blockbuster’s rights to insurance coverage under each other’s policies for occurrences occurring prior to the split-off (for occurrence based policies) and claims arising under the applicable claims period (for claims based policies).

•	Common Agreements. Viacom has agreed to reasonably cooperate with Blockbuster in order to provide Blockbuster with the ability to enforce the rights and benefits Blockbuster would have had under vendor agreements to which Viacom is a party and under which Blockbuster currently receives goods or services, had Blockbuster been an actual party until the expiration of those agreements. Viacom and Blockbuster have agreed to indemnify each other for losses incurred as a result of certain third party claims arising under or with respect to those agreements.

•	Intercompany Accounts. Viacom and Blockbuster have agreed to continue settling certain intercompany charges which are currently settled through an existing intercompany settlement process in the same manner.

•

Employee Benefits Matters. Viacom has agreed to retain the accrued liability for benefits for current and former employees of Blockbuster under Viacom’s qualified defined benefit pension plan. Blockbuster participants will be eligible to receive accrued benefits under the pension plan in accordance with its terms upon their separation from service with Blockbuster. Blockbuster will indemnify Viacom for taking certain actions that increase Viacom’s liability under the pension plan. The amount of the indemnity will be determined by the amount of the actuarial loss experienced by Viacom as a result of such Blockbuster action. After the first $1 million of such actuarial losses, Blockbuster will indemnify Viacom for the next $4 million of such losses. Blockbuster has agreed to assume liabilities attributable to current and former employees of Blockbuster in Viacom’s nonqualified defined benefit pension plan, with the amount of such assumed liability to be capped at $800,000. In addition, following the split-off, Viacom will cease to provide Blockbuster with any insurance coverage for the provision of benefits under certain insured employee benefit plans and programs and Blockbuster has agreed to assume liabilities for two former Blockbuster employees who, as of the date of the split-off, are receiving payments under a self-funded long-term disability program. Blockbuster has also agreed to assume liabilities under employment agreements that, prior to the split-off, were between Blockbuster Entertainment Group, a business unit of Viacom, and certain employees. The IPO agreement also contains provisions with respect to cessation of coverage under Viacom’s emergency evacuation service and the removal of Viacom and Blockbuster from certain of the other party’s international pension and health programs.

Wherehouse Lease Guarantees. In October 1998, about 380 BLOCKBUSTER MUSIC™ stores were sold to Wherehouse. Some of the leases transferred in connection with this sale had previously been guaranteed either by Viacom or its affiliates. Under the IPO agreement, Blockbuster agreed to perform all duties, obligations and liabilities of Viacom International Inc. under the agreements governing the sales of the music stores to Wherehouse, including to indemnify Viacom with respect to any amount paid under these guarantees. On January 21, 2003, Wherehouse filed a petition for protection under Chapter 11 of U.S. bankruptcy law. Based on information regarding lease and guaranty expirations originally available in connection with the Wherehouse bankruptcy, Blockbuster estimated that it was contingently liable for approximately $36.0 million. Of this amount, Blockbuster initially recorded a reserve of $18.7 million, which represented its estimate of the undiscounted lease guarantee obligation associated with stores that Wherehouse had indicated at that time that it would vacate. During 2003 and the first quarter of 2004, Blockbuster paid approximately $8.2 million associated with the lease guarantee obligation. In addition, during the fourth quarter of 2003, based upon an estimated remaining contingent liability of $12.6 million, Blockbuster reduced its reserve by $2.6 million, resulting in a remaining reserve balance of $7.9 million at March 31, 2004.

Registration Rights Agreement

Blockbuster has entered into an amended and restated registration rights agreement with Viacom which requires Blockbuster, upon Viacom’s request, to use its reasonable best efforts to register under the applicable federal and state securities law any of the shares of Blockbuster equity securities held by Viacom and its affiliates for disposition in accordance with the intended method of disposition, and to take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. Viacom and its affiliates also have the right to include shares of Blockbuster equity securities beneficially owned in other registrations of these equity securities that Blockbuster initiates. Except for Blockbuster’s legal and accounting fees and expenses, the registration rights agreement provides that Viacom generally pays all or its pro rata portion of out-of-pocket costs and expenses relating to each such registration that Viacom requests or in which Viacom participates.

In addition, the registration rights agreement requires Blockbuster to file, within ten days of the filing of the registration statement on Form S-4 relating to the exchange offer, both this registration statement to facilitate the public resale of any Blockbuster class A and class B common stock received by Mr. Sumner M. Redstone, National Amusements, Inc. or any of its affiliates or Viacom or any of its affiliates in any spin-off and a registration statement on Form S-3 to facilitate the public resale of Blockbuster class A common stock that Viacom purchased in the open market in order maintain U.S. federal income tax consolidation with Blockbuster. Blockbuster is required to use its reasonable best efforts to cause these registration statements, respectively, to be declared effective by the Securities and Exchange Commission at or prior to the time the registration statement on Form S-4 relating to the exchange offer is declared effective, and at or prior to the time of the distribution date of such spin-off. Viacom will pay all or its pro rata portion of out-of-pocket costs and expenses, including Blockbuster’s legal and accounting fees and expenses, relating to these two registrations.

Subject to specified limitations, the registration rights will be assignable by Viacom and its assigns. The registration rights agreement contains indemnification and contribution provisions that are customary in transactions similar to those contemplated by this registration rights agreement.

Tax Matters Agreement

After the completion of Blockbuster’s initial public offering, Blockbuster and certain of its subsidiaries continued to be included in Viacom’s consolidated group for U.S. federal income tax purposes and its combined, consolidated or unitary group for various state and local income tax purposes. At the time of the initial public offering, Blockbuster and Viacom entered into a tax matters agreement pursuant to which, for the taxable years and portions thereof prior to August 16, 1999, Viacom agreed to pay all taxes for the consolidated group, including any liability resulting from adjustments to tax returns relating to such taxable years or portions thereof. Blockbuster and its subsidiaries continue to be liable for all taxes that are imposed on a separate return basis or on a combined, consolidated or unitary basis on a group of companies that includes only Blockbuster and its subsidiaries. On June 18, 2004, Blockbuster and Viacom entered into an amended and restated tax matters agreement, which is referred to in this prospectus as the “tax matters agreement” and which becomes fully effective on the first day following the consummation of the exchange offer. References to the tax matters agreement in this prospectus assume full effectiveness of this amended and restated agreement.

The tax matters agreement requires Blockbuster to make payments to Viacom equal to the amount of income taxes which would be paid by Blockbuster, subject to certain adjustments, if Blockbuster had filed a stand-alone return for any taxable year or portion thereof beginning after August 16, 1999 in which it is included in the consolidated group. This would include any amounts determined to be due as a result of a redetermination of the tax liability of Blockbuster arising from an audit or otherwise. With respect to some tax items attributable to Blockbuster for periods following August 16, 1999, such as foreign tax credits, alternative minimum tax credits, net operating losses and net capital losses, Blockbuster has a right of reimbursement or offset, which is determined based on the extent to which, and the time at which, such credits or losses could have been used by Blockbuster if it had not been included in the consolidated group. This right to reimbursement or offset continues regardless of whether Blockbuster is a member of the consolidated group at the time the attributes could have been used. Blockbuster is only entitled to reimbursement for carryback items that it could use on a stand-alone basis to the extent that such items result in an actual tax savings for the consolidated group. Pursuant to the tax matters agreement, Blockbuster has agreed to pay Viacom an amount equal to any tax benefit Blockbuster receives from the exercise of options to acquire Viacom common stock by Blockbuster’s employees plus one-half of the amount of any tax benefit that Blockbuster would have received but for certain tax limitations. Blockbuster will also be responsible for the payment of income taxes with respect to income tax returns that include only Blockbuster, which returns, as described below, Viacom will file during periods that Blockbuster is a member of the Viacom consolidated group for federal income tax purposes.

Viacom is the sole and exclusive agent for Blockbuster in any and all matters relating to income taxes of the Viacom consolidated group. Viacom has sole and exclusive responsibility for the preparation and filing of all income tax returns or amended returns with respect to the Viacom consolidated group, and has the sole right to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of the consolidated group, except that Viacom is not entitled to compromise any such matter in a manner that would affect Blockbuster’s liability under the tax matters agreement without Blockbuster’s consent, which may not be unreasonably withheld. Pursuant to the tax matters agreement, Blockbuster has similar authority with respect to income tax returns that Blockbuster files on a separate basis. The tax matters agreement may result in conflicts of interest between Viacom and Blockbuster.

Each member of the consolidated group for U.S. federal income tax purposes will be liable for the U.S. federal income tax liability of each other member of the consolidated group. Similar principles will apply with respect to members of a combined group for state and local tax purposes. Accordingly, although the tax matters agreement allocates tax liabilities between Viacom and Blockbuster during the period in which Blockbuster is included in the consolidated group, Blockbuster could be liable for the U.S. federal income tax liability of any other member of the consolidated group in the event any such liability is incurred, and not discharged, by such other member. The tax matters agreement provides, however, that Viacom will indemnify Blockbuster to the extent that, as a result of being a member of the consolidated group, Blockbuster will become liable for the U.S. federal income tax liability of any other member of the consolidated group, other than Blockbuster’s subsidiaries.

In the tax matters agreement, Blockbuster agrees that, during the two-year period following the completion of the exchange offer or, if applicable, the spin-off, Blockbuster and its subsidiaries will not enter into certain types of transactions, including sales of significant amounts of assets, certain mergers, liquidations, significant stock issuances, and certain stock redemptions, without Viacom’s consent unless Blockbuster receives a private letter ruling from the Internal Revenue Service or an opinion of counsel chosen by Viacom to the effect that such transaction will not adversely affect the tax-free status of the exchange offer and, if applicable, the spin-off. Blockbuster is generally responsible for, among other things, any taxes imposed on Viacom or its subsidiaries as a result of the exchange offer and, if applicable, the spin-off failing to qualify as a tax-free transaction on account of any breach of representations made with respect to Blockbuster or caused by any action or failure to act by Blockbuster or its subsidiaries or any significant transaction involving Blockbuster’s, or Blockbuster’s subsidiaries’, assets, stock or business following the exchange offer and, if applicable, the spin-off, regardless of whether such transaction is within Blockbuster’s control.

Director and Officer Insurance Agreement

Viacom and Blockbuster have entered into an agreement pursuant to which they have allocated between themselves certain rights and responsibilities under Viacom’s directors’ and officers’ liability insurance program with respect to certain Blockbuster related liabilities.

Director and Officer Indemnification and Guarantee

Blockbuster has agreed, to the fullest extent permitted by applicable law, promptly to indemnify each person who is or was a member of Blockbuster’s board of directors as of May 20, 2004, including the directors and executive officers of Viacom who serve as Blockbuster board members, each person who is or was an officer of Blockbuster as of May 20, 2004, and any person who becomes a member of Blockbuster’s board of directors or who becomes an officer at anytime prior to the date Viacom distributes control (as defined in the Tax Matters Agreement) of Blockbuster or otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of Blockbuster class A and class B common stock that it owns immediately prior to the first such disposition (each of the foregoing are referred to in this prospectus as an “indemnified party”) and in each case, who was, is or may be a party to any action based in whole or in part on the fact that such person is or was a member of Blockbuster’s board of directors or the Blockbuster special committee or is or was an officer of Blockbuster, as applicable, including certain out-of-pocket expenses reasonably incurred by such Blockbuster officers and directors in enforcing these indemnification rights. Blockbuster has also agreed, to the fullest extent permitted by applicable law, promptly to advance any and all expenses incurred by any indemnified party in connection with any such action provided that such indemnified party undertakes to repay any advance if it is ultimately determined in a final disposition that such indemnified party was not entitled to be indemnified by Blockbuster.

Blockbuster has agreed not to amend the indemnification provisions contained in Blockbuster’s certificate of incorporation and bylaws in a manner adverse to the rights to indemnification currently enjoyed by the members of Blockbuster’s board of directors or the officers of Blockbuster or inconsistent with the foregoing provisions, except to the extent required by applicable law.

Viacom has agreed to guarantee the indemnification obligations above of Blockbuster to each of the indemnified parties but only with respect to acts and omissions of Blockbuster and the indemnified parties, in their capacity as members of Blockbuster’s board of directors or the Blockbuster special committee or as Blockbuster officers, as applicable, committed at the time of or before the date Viacom distributes control (as defined in the Tax Matters Agreement) of Blockbuster or otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of Blockbuster class A and class B common stock that it owns immediately prior to the first such disposition. Any guarantee provided by Viacom to any such indemnified party will be available only to the extent Blockbuster does not promptly perform its indemnification obligations described above, payment pursuant to any directors’ and officers’ liability insurance policy is not promptly made available in due course in accordance with its terms after so requested by or on behalf of such indemnified party and Viacom has received an undertaking by such indemnified party as delivered to Blockbuster, to repay any advances. Viacom’s guarantee will not be available to the extent that any claim against Blockbuster or an applicable insurer has been intentionally waived or reduced by such indemnified party or become uncollectible because of the bad faith of such indemnified party or such indemnified party has failed to pursue such a claim. In the event that Viacom makes a guaranty payment to any indemnified party, Viacom will be subrogated to the extent of that payment to all such indemnified party’s rights of recovery thereof. Each indemnified party agrees to reimburse Viacom for any guarantee payments made to the extent he or she subsequently receives indemnification payments from Blockbuster or insurance proceeds from any applicable insurance policy.

SELLING STOCKHOLDERS

As of March 31, 2004, National Amusements, Inc., which is the controlling stockholder of Viacom, beneficially owned through its wholly-owned subsidiary, NAIRI, Inc., 93,658,828 shares of Viacom class A common stock and 104,334,828 shares of Viacom class B common stock. Mr. Sumner M. Redstone, the Chairman of the Board and Chief Executive Officer of Viacom, is the beneficial owner of the controlling interest in National Amusements, and, accordingly, the Viacom shares held by National Amusements. As of March 31, 2004, Mr. Redstone also personally owned 80 shares of Viacom class A common stock and 10,343 shares of Viacom class B common stock. As a result of such ownership, Mr. Redstone and NAIRI may receive shares of Blockbuster class A and class B common stock in any spin-off transaction. Mr. Redstone is a member of Blockbuster’s board of directors and will resign from his position as a Blockbuster director in connection with the split-off.

Pursuant to the amended and restated registration rights agreement entered into between Viacom and Blockbuster in connection with the exchange offer, Blockbuster has agreed to file this prospectus and the registration statement of which it forms a part to facilitate the public resale from time to time of Blockbuster’s class A and class B common stock that may be received as a result of the spin-off transaction by Mr. Sumner M. Redstone, National Amusements, Inc. or any of its affiliates or Viacom or any of its affiliates if the spin-off transaction is effected. Blockbuster’s registration of the Blockbuster class A and class B common stock held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of the shares.

	Shares Beneficially Owned Prior to Offering				Shares Being Offered		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number		%				Number		%
NAIRI, Inc.
Blockbuster class A common stock	[	]	[	]	[	]	[	]	[	]
Blockbuster class B common stock	[	]	[	]	[	]	[	]	[	]
Sumner M. Redstone(1)
Blockbuster class A common stock	[	]	[	]	[	]	[	]	[	]
Blockbuster class B common stock	[	]	[	]	[	]	[	]	[	]

(1)	The Blockbuster shares being offered by Mr. Redstone represent only those shares received as a result of his personal ownership of Viacom stock. The Blockbuster shares beneficially owned by Mr. Redstone as a result of his ownership of National Amusements are registered for sale by NAIRI, its wholly-owned subsidiary that directly owns the Blockbuster shares.

DESCRIPTION OF CAPITAL STOCK

General

The following description is only a summary of the material provisions of Blockbuster’s certificate of incorporation and bylaws. Subsequent to the recommendation by a special committee of Blockbuster’s board of directors comprised of directors who are unaffiliated with Viacom and Blockbuster management, which is referred to in this prospectus as “the Blockbuster special committee,” Blockbuster’s board of directors has recommended that its stockholders approve certain amendments to its certificate of incorporation at its 2004 annual meeting, to be effective upon Viacom’s acceptance for exchange of shares of Viacom class A and class B common stock pursuant to the exchange offer. Viacom has agreed with Blockbuster that it will vote in favor of the Blockbuster charter amendments at Blockbuster’s annual meeting. Because Viacom controls 95.6% of the combined voting power of Blockbuster, Viacom will be able, acting alone, to approve the Blockbuster charter amendments and no other stockholder action will be required. To the extent any of the provisions described below will be amended by the Blockbuster charter amendments, a description of the material provisions of the proposed revisions is included. See the more detailed provisions of (1) Blockbuster’s certificate of incorporation and bylaws, copies of which have been filed with the Securities and Exchange Commission (see the section entitled “Where You Can Find More Information About Blockbuster” on page 41 for information regarding obtaining copies of these documents) and (2) applicable law.

Blockbuster’s authorized capital stock consists of 1 billion shares of capital stock, of which:

•	400 million shares are designated as class A common stock, par value $.01 per share;

•	500 million shares are designated as class B common stock, par value $.01 per share; and

•	100 million shares of preferred stock, par value $.01 per share, of which no shares of preferred stock are outstanding as of the date hereof.

Of the 400 million authorized shares of Blockbuster class A common stock, as of May 21, 2004, 37,088,131 shares were issued and outstanding, representing 20.5% of the total issued and outstanding shares of Blockbuster common stock. Of the outstanding shares of Blockbuster class A common stock, as of May 21, 2004, Viacom held approximately 3.6 million shares, representing about 9.7% of the total shares of Blockbuster class A common stock issued and outstanding.

Of the 500 million authorized shares of Blockbuster class B common stock, as of May 21, 2004, 144 million shares were issued and outstanding, representing 79.5% of the total issued and outstanding shares of Blockbuster common stock. Viacom currently holds all of the issued and outstanding shares of Blockbuster class B common stock. Following Viacom’s conversion of shares of Blockbuster class B common stock into shares of Blockbuster class A common stock in connection with the exchange offer, it is expected that approximately 60% of the equity value of Blockbuster will be represented by shares of Blockbuster class A common stock and approximately 40% of the equity value of Blockbuster will be represented by shares of Blockbuster class B common stock. Each of the Blockbuster class A and class B common stock constitutes a class of common stock under the Delaware General Corporation Law, which we refer to in this prospectus as the “DGCL.”

Common Stock

Voting Rights. Holders of Blockbuster class A and class B common stock generally have identical rights, except:

•	holders of Blockbuster class A common stock are entitled to one vote per share; and

•	holders of Blockbuster class B common stock are currently entitled to five votes per share;

with respect to each matter presented to Blockbuster stockholders on which the holders of Blockbuster common stock are generally entitled to vote. The Blockbuster charter amendments provide that, after completion of the transactions described in this prospectus in the section entitled “The Company – Recent Developments – Split-Off” on page 1, the number of votes per share of Blockbuster class B common stock will be reduced as described in the section entitled “Agreements Between Viacom and Blockbuster and Other Related Party Transactions – Initial Public Offering and Split-Off Agreement” beginning on page 24.

The holders of Blockbuster class A and class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by Blockbuster’s stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast by all shares of Blockbuster class A and class B common stock present in person or represented by proxy, voting together as a single class, except as required by law. In particular, amendments to Blockbuster’s certificate of incorporation must generally be approved by a majority of the combined voting power of shares of both outstanding classes of Blockbuster common stock, voting together as a single class.

However, the approval of 75% of the combined voting power of the outstanding shares of Blockbuster common stock is required to amend certain provisions of Blockbuster’s certificate of incorporation and bylaws. In addition, amendments to Blockbuster’s certificate of incorporation that would alter or change the powers, preferences or special rights of either class of Blockbuster common stock so as to affect them adversely must be approved by a majority of the votes entitled to be cast by the holders of the shares of the class of common stock affected by the amendment, voting as a separate class. Holders of Blockbuster class A common stock are not entitled to vote on any change in the powers or other rights of the Blockbuster class B common stock that would not adversely affect the rights of the Blockbuster class A common stock. For example, any provision for the conversion of Blockbuster class B common stock into Blockbuster class A common stock on a one-for-one basis is not considered to adversely affect the rights of the Blockbuster class A common stock. Following the effectiveness of the Blockbuster charter amendments, holders of Blockbuster class A common stock will not be entitled to vote on any change in the powers or other rights of the Blockbuster class B common stock that would adversely affect the rights of the Blockbuster class B common stock and would not adversely affect the rights of the Blockbuster class A common stock.

Dividends. Holders of Blockbuster class A and class B common stock will share equally in any dividend declared by Blockbuster’s board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Blockbuster class A and class B common stock may be paid only as follows:

•	shares of Blockbuster class A common stock may be paid only to holders of shares of Blockbuster class A common stock, and shares of Blockbuster class B common stock may be paid only to holders of Blockbuster class B common stock; and

•	shares shall be paid proportionally with respect to each outstanding share of Blockbuster class A and class B common stock.

Conversion. Prior to the tax-free split-off (as described below), each share of Blockbuster class B common stock is convertible at the option of the holder of such share into one share of Blockbuster class A common stock.

To the extent that Viacom beneficially owns 80% or more of the economic value of Blockbuster immediately prior to the tax-free split-off, each share of Blockbuster class B common stock will be automatically converted into one share of Blockbuster class A common stock immediately prior to the tax-free split-off, unless, prior to the tax-free split-off, Viacom has obtained and delivered to Blockbuster an opinion from its counsel that the effect of such conversion is likely to prevent or materially delay obtaining a favorable ruling from the IRS that the tax-free split-off would qualify as a tax-free transaction under the Internal Revenue Code, or will create a significant risk of material adverse tax consequences to Viacom or its stockholders. Prior to the completion of the tax-free split-off, Viacom will convert [            ] shares of Blockbuster class B common stock it owns into shares of Blockbuster class A common stock on a one-for-one basis. Following the effectiveness of the Blockbuster charter amendments, the outstanding shares of Blockbuster class B common stock will no longer be convertible into shares of Blockbuster class A common stock.

As used in Blockbuster’s certificate of incorporation, the term “tax-free split-off” means any transfer effected in connection with a distribution of Blockbuster class A or class B common stock to Viacom stockholders (including any distribution in exchange for shares of Viacom’s capital stock or securities) that is intended to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code.

Other Rights. In the event of a liquidation, dissolution or winding-up of Blockbuster, all holders of Blockbuster common stock, regardless of class, are entitled to share ratably in any assets available for distributions to holders of shares of Blockbuster common stock.

The outstanding shares of Blockbuster common stock are, and the shares of Blockbuster class A and class B common stock being offered to you will be, upon your payment, validly issued, fully paid and nonassessable.

Preferred Stock

Blockbuster’s board of directors is empowered, without the approval of Blockbuster’s stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designations, preferences and relative, participating, optional, dividend and other special rights of the shares of each such series and the qualifications, limitations, restrictions, conditions and other characteristics thereof as fixed by Blockbuster’s board of directors. Among the specific matters that may be determined by Blockbuster’s board of directors are the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of dividends, if any;

•	whether dividends, if any, shall be cumulative or noncumulative;

•	the terms of redemption, if any;

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of Blockbuster;

•	the rights and terms of conversion or exchange, if any;

•	the restrictions on the issuance of shares of the same series or any other series, if any; and

•	the voting rights, if any.

Blockbuster’s board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could have an adverse impact on the rights of the holders of Blockbuster class A and class B common stock, including, without limitation, their voting power. Blockbuster has no present plans to issue any shares of preferred stock. The ability of Blockbuster’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of Blockbuster or the removal of Blockbuster’s existing management.

Following the effectiveness of the Blockbuster charter amendments, in addition to the specific matters enumerated above, Blockbuster’s board of directors will also be authorized to determine whether preferred shares will be subject to the operation of retirement or sinking funds.

Limitation on Liability of Directors

Blockbuster’s certificate of incorporation provides that its directors will not be personally liable to Blockbuster or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law, except for liability:

•	for any breach of the director’s duty of loyalty to Blockbuster or its stockholders;

•	for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in Blockbuster’s certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against its directors and may discourage or deter Blockbuster or its stockholders from bringing a lawsuit against Blockbuster’s directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Blockbuster and its stockholders.

Anti-Takeover Provisions of Blockbuster’s Certificate of Incorporation and Bylaws; Delaware Law

Some of the provisions of Blockbuster’s certificate of incorporation and bylaws and Section 203 of the DGCL could have the following effects, among others:

•	delaying, deferring or preventing a change in control of Blockbuster;

•	delaying, deferring or preventing the removal of Blockbuster’s existing management or directors;

•	deterring potential acquirors from making an offer to Blockbuster’s stockholders; and

•	limiting Blockbuster’s stockholders’ opportunity to realize premiums over prevailing market prices of the Blockbuster common stock in connection with offers by potential acquirors.

The following is a summary of those provisions of Blockbuster’s certificate of incorporation and bylaws that could have the effects described above.

Classified Board of Directors. Blockbuster’s certificate of incorporation and bylaws provide for its board of directors to be divided into three classes of directors serving staggered three-year terms. Each class, to the extent possible, will be equal in number. The size of Blockbuster’s board of directors will not be less than three nor more than twelve. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class.

Directors, and Not Stockholders, Fix the Size of Blockbuster’s Board of Directors. Blockbuster’s certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of Blockbuster’s board of directors, but in no event shall it consist of less than three nor more than twelve.

Directors are Removed for Cause Only. Blockbuster’s certificate of incorporation and bylaws provide that, on or after the time when Viacom and its affiliates no longer beneficially own more than a majority of the combined voting power of Blockbuster’s outstanding common stock, which is referred to in this prospectus as the “trigger date,” Blockbuster’s directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster’s outstanding voting common stock. To the extent permitted by the laws of the State of Delaware, “cause” shall be determined by Blockbuster’s board of directors.

However, prior to the trigger date, Blockbuster’s directors may be removed with or without cause by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster’s outstanding voting common stock. Following the effectiveness of the Blockbuster charter amendments, the reference to the trigger date will be deleted and the Blockbuster charter amendments will provide that Blockbuster’s directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the combined voting power of Blockbuster common stock.

Board Vacancies to Be Filled by Remaining Directors and Not Stockholders. Blockbuster’s certificate of incorporation and bylaws provide that any vacancies on its board of directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director. In any event, no vacancy shall be filled by Blockbuster’s stockholders.

No Stockholder Actions by Written Consent. Blockbuster’s bylaws provide that, on or after the trigger date, stockholders may not act by written consent in lieu of a meeting, except as otherwise provided pursuant to provisions of Blockbuster’s certificate of incorporation. However, prior to the trigger date, stockholders, or any class or classes, or series thereof may act by written consent as permitted by law. Following the effectiveness of the Blockbuster charter amendments, the reference to the trigger date will be deleted and the Blockbuster certificate of incorporation will provide that, except as otherwise provided in Blockbuster’s certificate of incorporation as it may be amended, stockholders may not take action by written consent in lieu of a meeting.

No Special Meetings Called by Stockholders. Blockbuster’s bylaws provide that, on or after the trigger date, special meetings of the stockholders may not be called by the stockholders and instead may be called only by:

•	any officer at the request of a majority of Blockbuster’s board of directors;

•	Blockbuster’s chairman of the board; or

•	Blockbuster’s chief executive officer.

However, prior to the trigger date, special meetings also may be called by holders of at least the majority of the combined voting power of Blockbuster’s outstanding common stock. Following the effectiveness of the Blockbuster charter amendments, the reference to the trigger date will be deleted and the Blockbuster bylaws will provide that special meetings of the stockholders may not be called by stockholders and may be called in the circumstances listed above.

Advance Notice for Stockholder Proposals. Blockbuster’s bylaws contain provisions requiring that advance notice be delivered to Blockbuster of any business to be brought by a stockholder before an annual meeting and providing for procedures to be followed by stockholders in nominating persons for election to Blockbuster’s board of directors. Generally, such advance notice provisions require that a stockholder must give written notice to Blockbuster not less than 120 calendar days before the date on which Blockbuster’s proxy statement is to be released to stockholders in connection with Blockbuster’s previous year’s annual meeting or such other time period as may be required or permitted by applicable law. Blockbuster’s bylaws provide that the notice must set forth specific information regarding the stockholder and each director nominated by the stockholder and other business proposed by the stockholder. Blockbuster’s certificate of incorporation and bylaws provide that as long as Viacom beneficially owns 30% or more of the combined voting power of the outstanding common stock of Blockbuster, Viacom is exempt from the foregoing provision.

Following the effectiveness of the Blockbuster charter amendments, the Blockbuster bylaw provisions relating to advance notice for stockholder proposals will provide, among other things, that (i) in general, a stockholder wishing to nominate a director or raise another proposal at an annual meeting of stockholders must notify Blockbuster in writing between 90 and 120 days prior to the first anniversary of the previous year’s annual meeting of stockholders and (ii) in the case of a special meeting of stockholders, a stockholder entitled to vote at the special meeting may nominate a director by notifying Blockbuster in writing between 90 and 120 days prior to the special meeting or the tenth day following the day on which public announcement of the special meeting is first made.

Supermajority Vote Required to Amend Specified Provisions. Blockbuster’s certificate of incorporation and bylaws provide that the provisions described above may only be amended by holders of at least 75% of the combined voting power of Blockbuster’s outstanding common stock.

Section 203 of the Delaware General Corporation Law

Blockbuster, a Delaware corporation, is subject to Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly held Delaware company from engaging in a business combination (as described below) with an interested stockholder (as described below) for a period of three years after the time such stockholder became an interested stockholder unless certain specified conditions are satisfied. The prohibitions set forth in Section 203 of the DGCL do not apply if:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203 of the DGCL, a “business combination” includes:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

•	transactions involving the corporation, which have the effect of increasing the proportionate share of the corporation’s stock of any class or series that is owned by the interested stockholder; or

•	transactions in which the interested stockholder receives financial benefits provided by the corporation.

Under Section 203 of the DGCL, an “interested stockholder” generally is:

•	any person that owns 15% or more of the voting power of outstanding stock of the corporation;

•	any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether or not such person is an interested stockholder; and

•	the affiliates or associates of either of the preceding two categories.

Because Viacom owned more than 15% of Blockbuster’s voting stock before Blockbuster became a public company, following Blockbuster’s initial public offering, the restrictions contained in Section 203 of the DGCL, by their terms, are currently not applicable to business combinations with Viacom even though Viacom owns more than 15% of the voting power of Blockbuster’s outstanding stock. If any other person acquires 15% or more of the voting power of Blockbuster’s outstanding voting stock, such person will be subject to the restrictions contained in Section 203 of the DGCL.

Under some circumstances, Section 203 of the DGCL makes it more difficult for an interested stockholder to effect various business combinations with Blockbuster for a three-year period, although Blockbuster’s stockholders may elect to exclude the interested stockholder from the restrictions imposed thereunder. By virtue of Viacom’s beneficial ownership of Blockbuster’s class B common stock, Viacom is in a position to elect to exclude Blockbuster from the restrictions under Section 203 of the DGCL. Currently, Viacom has indicated to Blockbuster that it has no intention to do so.

In addition, Section 203 of the DGCL makes a takeover of a company more difficult and may have the effect of diminishing the possibility of certain types of two-step acquisitions or other unsolicited attempts to acquire a company. This may further have the effect of preventing changes in the board of directors of a company, and it is possible that such provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transactions with Interested Parties

Blockbuster’s certificate of incorporation includes provisions addressing potential conflicts of interest between Viacom and Blockbuster and Viacom’s non-Blockbuster-related subsidiaries and other similar entities. In addition, Blockbuster’s certificate of incorporation includes provisions regulating and defining Viacom’s conduct with respect to Blockbuster and Viacom’s and Blockbuster’s subsidiaries, directors and officers. Blockbuster’s certificate of incorporation provides that no contract or transaction:

•	between Viacom and Blockbuster or any of Viacom’s non-Blockbuster-related subsidiaries and other similar entities; or

•	between Blockbuster and any entity in which one or more of Blockbuster’s directors or officers has a financial interest, which is referred to in this prospectus as a “related entity;” or

•	between Blockbuster and any of Viacom’s directors or officers, Blockbuster or any of Viacom’s subsidiaries or any related entity;

shall be void or voidable solely because:

•	Viacom, any non-Blockbuster-related subsidiary or other similar Viacom entity or any related entity, or any of Viacom’s or Blockbuster’s directors or officers are parties to the contract or transaction; or

•	any of those directors or officers is present at or participates in the meeting of the board of directors or committee thereof that authorizes the contract or transaction.

Following the effectiveness of the Blockbuster charter amendments, the provisions addressing transactions with interested parties will be deleted from Blockbuster’s certificate of incorporation and Blockbuster’s amended and restated bylaws will contain similar provisions. The bylaws will provide that no contract or transaction:

•	between Blockbuster and any related entity (as defined above); or

•	between Blockbuster and any of its directors or officers;

shall be void or voidable solely:

•	for the above reasons;

•	because the director or officer is present at or participates in the meeting of the board of directors or committee thereof that authorizes the contract or transaction; or

•	because any such director’s or officer’s votes are counted for such purpose;

if:

•	the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed or are known to the board of directors or committee thereof and the board of directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if such disinterested directors constitute less than a quorum; or

•	the material facts as to the director’s or officer’s relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by the vote of the stockholders entitled to vote thereon; or

•	the contract or transaction is fair to Blockbuster at the time it is authorized by the board of directors, a committee thereof or the stockholders.

Corporate Opportunities

Blockbuster’s certificate of incorporation provides that, except as Viacom may otherwise agree in writing, neither Viacom nor any non-Blockbuster-related subsidiary or other similar Viacom entity has a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as those business activities conducted by Blockbuster.

The provisions of Blockbuster’s certificate of incorporation described above, as they apply to Viacom, will expire on the date that (1) Viacom and its subsidiaries no longer own at least 20% of the combined voting power of Blockbuster’s outstanding class A and class B common stock and (2) no person who is a director or officer of Blockbuster is also a director or officer of Viacom or one of its subsidiaries.

Following the effectiveness of the Blockbuster charter amendments, Blockbuster’s certificate of incorporation will no longer include provisions addressing corporate opportunities.

Transfer Agent and Registrar

EquiServe Trust Company, N.A. is the transfer agent and registrar for the shares of Blockbuster class A common stock. Blockbuster expects that EquiServe Trust Company, N.A. will also be the transfer agent and registrar for the shares of Blockbuster class B common stock.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit the selling stockholders identified in this prospectus to offer for sale their shares of Blockbuster class A and class B common stock at such time and at such prices as each selling stockholder, in its sole discretion, chooses. Blockbuster will not receive any of the proceeds from sales made by the selling stockholders.

The selling stockholders may sell or distribute some or all of their shares of Blockbuster class A and class B common stock from time to time in one or more or a combination of the following transactions:

•	through brokers, dealers, agents or other purchasers in transactions (including block trades) on The New York Stock Exchange or other exchanges on which shares of Blockbuster’s class A or class B common stock may be listed for trading;

•	in privately negotiated transactions (including sales pursuant to pledges);

•	in the over-the-counter market;

•	through put or call options transactions relating to the shares;

•	through short sales of shares;

•	in brokerage transactions; or

•	in transactions involving an underwriter.

Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, at each selling stockholder’s discretion. Brokers, dealers or agents participating in such transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or agent might be in excess of those customary in the type of transaction involved.

If the applicable law requires, Blockbuster will provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any underwriters, brokers, dealers or agents employed by the selling stockholders in connection with such sale, and any applicable commissions or discounts with respect to a particular offer. Blockbuster will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not contemplated in this section or any material change to such information.

In connection with the offer and sale of the shares of Blockbuster class A and class B common stock by the selling stockholders, various state securities laws and regulations may require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholders engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

Viacom generally will pay on behalf of the selling stockholders all of their out-of-pocket costs and expenses relating to this registration of shares of Blockbuster class A and class B common stock and will also pay the legal and accounting fees incurred by Blockbuster in connection with this registration statement. The selling stockholders will pay any underwriting discounts and selling commissions. The selling stockholders will be indemnified by Blockbuster against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended, which is referred to in this prospectus as the “Securities Act.” The selling stockholders will indemnify Blockbuster against certain civil liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of Blockbuster class A and class B common stock offered hereby will be passed upon by Vinson & Elkins L.L.P., Dallas, Texas.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Blockbuster Inc. for the fiscal year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

ABOUT BLOCKBUSTER

Blockbuster files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which is referred to in this prospectus as the “SEC,” under the Securities Exchange Act of 1934, which is referred to in this prospectus as the “Exchange Act.” You may read and copy this information at the SEC’s Public Reference Room, located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains the reports, proxy statements and other information that Blockbuster files electronically with the SEC. The address of that website is http://www.sec.gov.

Shares of Blockbuster class A common stock are listed on The New York Stock Exchange. Following completion of the exchange offer, shares of Blockbuster class B common stock are also expected to be listed on The New York Stock Exchange. You may also inspect reports, proxy statements and other information about Blockbuster at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Blockbuster has filed a Registration Statement on Form S-3 under the Securities Act, of which this prospectus forms a part, to register with the SEC the shares of Blockbuster class A and class B common stock to be sold pursuant to this prospectus. This prospectus does not contain all the information set forth in the registration statement or the exhibits to the registration statement, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Blockbuster, the Blockbuster class A common stock and the Blockbuster class B common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus or in any document incorporated in this prospectus by reference as to the contents of any contract or other document referred to within this prospectus or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.

The SEC allows certain information to be “incorporated by reference” into this prospectus, which means that Blockbuster can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded or updated by information contained directly in this prospectus or information that Blockbuster subsequently files with the SEC. This prospectus incorporates by reference the documents set forth below that Blockbuster has previously filed with the SEC. These documents contain important information about Blockbuster, its business and its financial condition:

•	Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Blockbuster’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

•	Blockbuster’s Definitive Proxy Statement filed on [ ], 2004;

•	The description of Blockbuster’s class A common stock set forth in Blockbuster’s Registration Statement on Form 8-A filed on July 13, 1999; and

•	The description of Blockbuster’s class B common stock set forth in Blockbuster’s Registration Statement on Form 8-A filed on [ ], 2004.

All documents filed by Blockbuster pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the date that shares registered hereunder are sold shall also be deemed to be incorporated by reference into this prospectus, which excludes any information furnished pursuant to Item 9 or Item 12, or, as of or after August 23, 2004, Item 7.01 or Item 2.02 of any current report on Form 8-K.

In addition to obtaining copies from the SEC and the New York Stock Exchange as described above, documents incorporated by reference are available without charge upon request to Blockbuster Inc., Attn.: Investor Relations, 1201 Elm Street, Dallas, Texas 75270.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by Viacom in connection with the registration of the Blockbuster common stock. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC registration fee		$1,861.22
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Registrant is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, which enables a corporation in its original certificate of incorporation or an amendment to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Reference is also made to Section 145 of the Delaware General Corporation Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

The Registrant’s amended and restated certificate of incorporation provides that to the fullest extent permitted by the laws of the State of Delaware, as the same may be amended from time to time, a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

Viacom has obtained, with the Registrant’s participation, a directors’ and officers’ liability insurance program for the benefit of Viacom, the Registrant, and their respective directors and officers. The program covers certain potential liabilities related to the Registrant and certain other potential liabilities relating to Viacom’s disposition of all or a substantial portion of its interest in the Registrant occurring on or prior to the date that Viacom either (a) distributes shares of class A and/or class B common stock of the Registrant which, in the aggregate, represent a distribution of control of the Registrant, or (b) otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of class A and class B common stock of the Registrant that it owns on the date immediately prior to the first such disposition. The program has terms of coverage comparable in all material respects to such insurance provided under Viacom’s existing directors’ and officers’ liability insurance program, except that claims relating to acts occurring on or prior to the disposition referred to in the preceding sentence may be reported for up to six years from the date of such disposition.

In connection with the exchange offer described in this registration statement, the Registrant has agreed, to the fullest extent permitted by applicable law, promptly to indemnify each person who is or was a member of the Registrant’s board of directors as of May 20, 2004, including the directors and executive officers of Viacom who serve as Registrant’s board members, each person who is or was an officer of the Registrant as of May 20, 2004, and any person who becomes a member of the Registrant’s board of directors or who becomes an officer at any time prior to the date Viacom distributes control of the Registrant or otherwise disposes of, in one or more transactions, at least 80% of the aggregate number of shares of class A and class B common stock of the Registrant that it owns immediately prior to the first such disposition and in each case, who was, is or may be a party to any action based in whole or in part on the fact that such person is or was a member of the Registrant’s board of directors or the special committee of the Registrant or is or was an officer of the Registrant, as applicable. The Registrant has also agreed, to the fullest extent permitted by applicable law, promptly to advance any and all expenses incurred by any indemnified party in connection with any such action provided that such indemnified party undertakes to repay any advance if it is ultimately determined in a final disposition that such indemnified party was not entitled to be indemnified by the Registrant. Additionally, the Registrant has agreed not to amend the indemnification provisions contained in the Registrant’s certificate of incorporation and bylaws in a manner adverse to the rights to indemnification currently enjoyed by the members of the Registrant’s board of directors or the officers of the Registrant or inconsistent with the foregoing provisions, except to the extent required by applicable law.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits.

See the Exhibit Index.

(b)	Financial Statement Schedules.

None.

(c)	Reports, Opinions and Appraisals.

None.

ITEM 17.	UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on June 28, 2004.

BLOCKBUSTER INC.

By:	/s/ Larry J. Zine
Name: Larry J. Zine Title: Executive Vice President, Chief Financial Officer and Chief Administrative Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John F. Antioco, Edward B. Stead and Larry J. Zine his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ John F. Antioco John F. Antioco	Chairman of the Board & Chief Executive Officer (Principal Executive Officer)	June 28, 2004

/s/ Larry J. Zine Larry J. Zine	Executive Vice President, Chief Financial Officer and Chief Administrative Officer (Principal Financial and Accounting Officer)	June 28, 2004

/s/ Richard J. Bressler Richard J. Bressler	Director	June 28, 2004

/s/ Jackie M. Clegg Jackie M. Clegg	Director	June 28, 2004

/s/ Philippe P. Dauman Philippe P. Dauman	Director	June 28, 2004

/s/ Michael D. Fricklas Michael D. Fricklas	Director	June 28, 2004

/s/ Linda Griego Linda Griego	Director	June 28, 2004

/s/ John L. Muething John L. Muething	Director	June 28, 2004

/s/ Sumner M. Redstone Sumner M. Redstone	Director	June 28, 2004

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

3.1	Amended and Restated Certificate of Incorporation of the Registrant. (1)

3.2	Bylaws of the Registrant. (2)

3.3	Form of Second Amended and Restated Certificate of Incorporation of the Registrant.*

3.4	Form of Amended and Restated Bylaws of the Registrant.*

4.1	Specimen of the certificate representing the Registrant’s class A common stock. (3)

4.2	Specimen of the certificate representing the Registrant’s class B common stock.*

5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the Registrant’s class A and class B common stock.*

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Vinson & Elkins L.L.P. (included in its opinion in Exhibit 5.1).

24.1	Power of Attorney (included on signature page of this Registration Statement).

99.1	Amended and Restated Registration Rights Agreement between Viacom Inc. and Blockbuster Inc., dated as of June 18, 2004. (4)

*	To be filed by amendment.

(1)	Incorporated by reference to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (333-77899), as amended, filed with the Securities and Exchange Commission on August 3, 1999.

(2)	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 24, 2000.

(3)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, filed with the Securities and Exchange Commission on November 19, 1999.

(4)	Incorporated by reference to the Registrant’s Registration Statement on Form S-4 (333-116617) filed with the Securities and Exchange Commission on June 18, 2004.